

Weatherford International plc

PROXY STATEMENT 2018

NOTICE OF ANNUAL GENERAL
MEETING OF SHAREHOLDERS

To be held on April 27, 2018



OUR COMMITMENT TO SUSTAINABILITY

Fundamental to our sustainability goals is our focus on being a good corporate citizen, maintaining excellence in the quality of our work, safety of our employees, and in our efforts to protect the environment as we help provide energy vital to economic development and quality of life.

In 2017, our Sustainability Committee – which is comprised of leaders from a cross-section of our organization – tightened our focus to identify key areas for growth and improvement in our sustainability program. We understand that sustainability is an ever-evolving journey and seek to make material progress by zeroing in on core issues.

Some of Our Goals and Objectives Include:

- Reduce our total electricity use by 6%.

- Issue Charitable Giving Standard to all employees, triggering them to record charitable giving and sponsorship requests in a central portal.

- Further our Diverse and Inclusive (D&I) initiative by issuing D&I training on bias – conscious and unconscious – so that we raise our enterprise culture bar to ensure respect and inclusivity always and for everyone.

- Launch revised Supplier Code of Conduct including enhanced supplier obligations regarding human rights and other matters.

**VISIT OUR DIGITAL
ANNUAL REPORT**

www.weatherfordannualreport.com

VOTING INSTRUCTIONS

Agenda items for your vote

Items	Board Recommendation	Reason for Recommendation	Proxy Page
1. Election of Directors	**FOR** each nominee	The Board believes its members collectively have the skills and expertise needed to successfully continue to oversee the implementation of Weatherford's strategic plan for the benefit of shareholders, employees, and other stakeholders	4
2. Ratify appointment of Independent Auditors and authorize auditors' remuneration	**FOR**	Based on the recommendation of the Audit Committee	16
3. Approve executive compensation	**FOR**	The Board believes Weatherford's executive compensation program effectively aligns executive compensation with performance	18

VOTING DEADLINE
5:59 a.m. Central European Time on April 26, 2018 (11:59 p.m. Eastern Time on April 25, 2018)

Voting instructions for shareholders of record and beneficial shareholders

You may vote using one of the following options. In all cases, have your proxy card or voting instructions form in hand and follow the instructions.



By mail
Follow the instructions to mark, sign, and date your proxy card



By phone
Use any touch-tone telephone to transmit your voting instructions

1-800-690-6903



By internet
Use the internet to transmit your voting instructions

www.proxyvote.com

Shareholder Feedback

Feedback from our shareholders is important to us and considered carefully. Your Board will be available at the Annual General Meeting to respond to any questions shareholders may raise regarding our activities. Once again, we invite interested parties to submit feedback through our Annual General Meeting website, **www.weatherfordannualmeeting.com**.

A MESSAGE FROM YOUR
BOARD OF DIRECTORS

To our Fellow Shareholders,

2017 has been an important year for Weatherford. We have taken significant steps to strengthen our organization, welcomed new management and directors, and laid the foundation to achieve sustainable growth. Weatherford's ongoing transformation has kept the Board busy, and the Company has responded with energy, skill, and application. Together, we have already made considerable progress.

New Leadership

In April 2017, Mark A. McCollum took over as President and Chief Executive Officer. In short order, he began reshaping Weatherford's culture, management team, and structure to create a more cost-efficient, process-oriented, standardized, and disciplined organization. Mark's appointment is the most visible of a series of substantial changes aimed at strengthening and enhancing our Company to ensure long-term stability, profitability, and growth.

At some point, most companies go through periods of transition, and a capacity to evolve and develop is fundamental to successful world-class organizations. The critical issue for leaders is to identify the necessary improvements, acknowledge the scale of required change, and manage these adjustments in a measurable and timely fashion. With our capable management team, which, under Mark's leadership, is infused with renewed focus and drive, we look forward to aligning our top priorities with our vision for the future success of our Company.

Board Refreshment

In line with the Company's ongoing transformation, the structure of Weatherford's Board changed significantly over the past year. Concurrent with the departure of our former CEO, we separated the roles of Chairman and CEO and appointed William E. Macaulay as the Independent Chairman of the Board. We believe these decisions will increase our Board's independence and lead to stronger monitoring and oversight.

Additionally, we were pleased to welcome Roxanne J. Decyk, David S. King, and Angela A. Minas as Independent Directors in 2017 and 2018. They bring valuable industry and leadership experience to our Board, as well as fresh perspective. Since 2013, we have appointed eight new Directors to our Board and as a result, the average tenure of the Director nominees at our 2018 Annual Meeting is 4.4 years. Current directors David Butters and Robert Moses will not be standing for re-election in 2018. We are grateful for all they have contributed to Weatherford during their many years of service.

2017 Strategic Actions



**WELCOMED
A NEW
CEO AND COO**



**REDUCED
NONPRODUCTIVE
TIME 23% YOY**
(Per 1,000 operating hours)



**COMPLETED
ORGANIZATION
REALIGNMENT**



**ENHANCED
BOARD
DIVERSITY**



**COMPLETED
NON-CORE
ASSET SALE**

Living by Our Core Values

Values are central to the direction and strength of a company and provide the guiding principles to inspire employees and promote engagement. Last year, we took a pivotal step in enhancing our organizational health by introducing our Company's mission and core values, reinvigorating the "One Weatherford" spirit. Our core values unite employees around a common culture, and the One Weatherford mentality encourages them to put these values into action and work as a united team. From the office to the field, you will hear employees affirm "individually, we are impressive but together we are unstoppable — we are One Weatherford." We are encouraged to see these concepts become embedded in our business. Our mission, core values, and One Weatherford spirit are presented in more detail in the following proxy summary.

The Weatherford Opportunity

Ours is a technology-adept company with outstanding operational effectiveness and a competitive portfolio that we can extend into key markets. We understand what it means to orient a business around our customers, with whom we share strong collaborative relationships across the world.

There is a tremendous amount of opportunity to unlock within Weatherford. We recognize the value of being adaptable and we embrace change — a characteristic essential to our long-term growth. We are not waiting for a macro-level economic shift to strengthen our results; rather, we are focused on improving our financial performance independent of market conditions. Our top priority is to strengthen our balance sheet, with a goal to cut our debt ratios in half by the end of 2019. This achievement will allow us to seize opportunities and grow as a company.

Accordingly, we have a detailed strategy to generate $1 billion in improved earnings over the next 18 to 24 months. As a part of this strategy, we are redefining the way our business operates across operations, supply chain, manufacturing, sales, and functional support. We are also undertaking a significant evaluation of all of our product and service lines to align our portfolio with our long-term vision. Going forward, Weatherford will be a more focused and streamlined organization, with a culture defined by quality performance, discipline, and accountability. Although such transformational work takes time, it is yielding tangible results, and we remain committed to maximizing returns for our shareholders.

Our Commitment

Weatherford delivers innovative technologies and services designed to meet the world's current and future energy needs in a safe, ethical, and sustainable manner. The services we offer are vital to many of the world's leading energy companies. You can be assured that as stewards of your Company, we will utilize Weatherford's unique resources and assets to deliver sustainable and profitable growth for all of our stakeholders.

We thank you for your support and we look forward to our Annual General Meeting.

Mohamed A. Awad	David J. Butters	Roxanne J. Decyk	John D. Gass	Emyr Jones Parry	Francis S. Kalman

David S. King	William E. Macaulay	Mark A. McCollum	Angela A. Minas	Robert K. Moses, Jr.	Guillermo Ortiz

PROXY SUMMARY

Setting the Stage for Our Future

The year was marked by significant focus on planning and delivering tangible results to reinforce our Company's position as a strong, viable, and innovative industry leader.

ACTIONS	RESULTS
MARCH 2017 Announced new President and CEO, **Mark A. McCollum**	**Gained an accomplished and respected leader with:** • Extensive financial and executive leadership experience in the oilfield industry • Deep knowledge of the oilfield services market and how to navigate its challenges • Strong commitment to driving financial discipline and improving organizational health
APRIL 2017 Established our **mission and core values**	**Re-energized and united our workforce by building a common One Weatherford culture focused on:** • Ethics and integrity • Discipline and accountability • Flawless execution • Collaboration and partnership • Innovation and technology leadership • Commitment to sustainability
AUGUST 2017 Welcomed new Executive Vice President and Chief Operating Officer, **Karl Blanchard**	**Unified previously siloed segments of the business under a leader with:** • More than 35 years of experience in the oilfield services sector • Extensive track record of delivering operational excellence, strong financial performance, and disciplined growth • Deep understanding of how to capitalize on technology portfolios
NOVEMBER 2017 Completed organizational realignment, paving the way for a transformation that is targeted to yield **$1B in improved earnings** within 18–24 months	**Marked the start of our transformation, which will:** • Redefine the way we operate from a number of aspects, including operations, supply chain, manufacturing, sales, and functional support • Improve profits by further lowering our support-cost ratio, rationalizing our manufacturing footprint, enabling more disciplined supplier management, realizing field efficiencies, and gaining additional market share • Encourage integration and create synergies
NOVEMBER 2017 – NOVEMBER 2019 Define our path to **sustainable growth**	**Created a comprehensive corporate transformation plan that includes:** • Sale of U.S. hydraulic fracturing business — *$430M (complete)* • Sale of land drilling rigs business • Further non-core divestitures • Additional cost savings • Improved profitability

Our Results

Our 2017 accomplishments lay the critical foundation for change in 2018 and beyond as we continue on our path to delivering improved financial performance and long-term shareholder value.

» REFRESHED OUR LEADERSHIP TEAM

» LOWERED OUR SUPPORT RATIO

» REDUCED NONPRODUCTIVE TIME

» POSITIONED OURSELVES TO ACHIEVE SIGNIFICANT COST SAVINGS

» REDEFINED OUR CULTURE AND FOCUSED ON ORGANIZATIONAL HEALTH

» DIVERSIFIED OUR BOARD

» MONETIZED NON-CORE ASSETS



ITEM 1

ELECTION OF DIRECTORS

The Board recommends a vote FOR each of the 10 director nominees

The Board believes its members collectively have the skills and expertise needed to successfully continue to oversee the implementation of Weatherford's strategic plan for the benefit of shareholders, employees and other stakeholders.

See page 4 for further information about our director nominees.

OUR DIRECTOR NOMINEES

Our Board is committed to ensuring the Company's business affairs are managed in an effective and accountable manner. To achieve this, the composition of our Board is carefully considered and evaluated to bring the appropriate range of skills and experience in relevant areas including finance, exploration and production, environment, public policy, international business and leadership, and oilfield services that will enable our Board to help guide the Company's strategic objectives and maintain high corporate governance practices.

	Name		Title	Committees
	MOHAMED A. **AWAD**		Chairman (retired), Schlumberger – Middle East and Asia	• Compensation • Health, Safety and Environment
	ROXANNE J. **DECYK**	NEW	Executive Vice President (retired), Royal Dutch Shell	• Compensation • Health, Safety and Environment
	JOHN D. **GASS**		Vice President (retired), Chevron Corporation	• Compensation (Chair) • Health, Safety and Environment
	EMYR **JONES PARRY**		Chancellor (former), Aberystwyth University	• Corporate Governance and Nominating • Health, Safety and Environment (Chair)
	FRANCIS S. **KALMAN**		EVP and CFO (retired), McDermott International, Inc.	• Audit (Chair) • Corporate Governance and Nominating
	DAVID S. **KING**	NEW	Chief Executive Officer (retired), Archer Company Ltd.	• Audit • Health, Safety and Environment
	WILLIAM E. **MACAULAY**		Executive Chairman, First Reserve	• Independent Chairman of the Board of Weatherford
	MARK A. **McCOLLUM**		President and CEO, Weatherford International plc	• Not applicable
	ANGELA A. **MINAS**	NEW	Chief Financial Officer (former), DCP Midstream Partners	• Audit • Health, Safety and Environment
	GUILLERMO **ORTIZ**		Partner and Chairman, BTG Pactual Mexico	• Audit (Vice Chair) • Compensation

Board Orientation and Education

Our Board is committed to understanding all facets of our Company. Upon joining our Board, each new Director attends a detailed orientation program, developing relationships with our management as well as planning future site visits to our operations and manufacturing facilities. Upon joining the Board, Ms. Decyk, Mr. King, and Ms. Minas will meet with organizational leaders to discuss the key elements of our risk, tax, compliance, assurance services, and investor relations programs, as well as with our CEO and General Counsel.

Our Board is also encouraged to participate in industry organizations, continuing education and seminars that will better prepare them to provide guidance on key topics such as corporate governance and industry operations. For example, in 2017, all Directors participated in-person in a tailored training from a third-party expert in the field of corporate governance where they discussed best practices and other relevant governance topics.

CORPORATE GOVERNANCE

Our Board is committed to delivering the highest standards of corporate governance to all of its shareholders, employees, and customers. As such, our Board and its committees meet regularly to ensure our processes recognize best practices and remain aligned with our strategic financial and operational goals.

Strengthening our Board

Our Board regularly reviews each Director's experience, expertise, skills, and qualifications to ensure our Board is as effective as possible for our shareholders. After a comprehensive review of potential directors' skills and qualifications, the Board unanimously recommends that Roxanne J. Decyk, David S. King, and Angela A. Minas are elected to Weatherford's Board of Directors as they each bring valuable perspective and experience that will help guide our global organization and drive sustained shareholder value.



Roxanne J. Decyk

Executive Vice President (retired), Royal Dutch Shell

"During my extensive tenure with a leading oil and gas operator, I have witnessed Weatherford's capabilities from the customer's perspective. I am confident in the opportunity that lies within Weatherford today and am excited to contribute to the Company's success in fulfilling its strategic vision that will ultimately deliver significant shareholder value."



David S. King

Chief Executive Officer (retired), Archer Company

"Having spent my career in the oilfield service sector as both a competitor of Weatherford and as a customer, I believe the Company's future is bright. We know all of our shareholders, customers, and the industry alike want to see us succeed. I look forward to leveraging my executive leadership and operational expertise to help the Company ascend to new heights."



Angela A. Minas

Chief Financial Officer (former), DCP Midstream Partners

"After more than three decades in the energy industry, I recognize Weatherford as an important competitor in the oilfield services sector. Having led corporate transformations, I fully support the Company's strategy and am confident that Weatherford has both the talent and technology to emerge a strong and healthy company."

Director Selection Criteria

Candidates for director nominee are selected for their character, judgment, business experience and acumen, as well as other factors established by the Committee. The following, while not exhaustive of the factors considered by the Committee, describes the qualifications the Committee would use when reviewing candidates for director nominees, Directors must:

- Possess the highest personal and professional ethics, integrity, and values and be committed to representing the long-term interests of the shareholders;
- Have personal and professional reputations consistent with the image and reputation of Weatherford;
- Make meaningful and significant contributions and discussions during all Board and Committee meetings;
- Have a record of accomplishment in their chosen professional field and demonstrate sound business judgment; and
- Have industry, financial and/or accounting experience and be able to share their expertise and experience to the benefit of Weatherford's management.

Our Board Structure

In November of 2016, upon the departure of our founder and former CEO, Bernard Duroc-Danner, the Company separated the roles of Chairman and CEO and appointed William E. Macaulay as Independent Chairman of the Board. In March 2017, Mark A. McCollum was appointed President, Chief Executive Officer, and Director.

By splitting these roles, Mr. Macaulay is able to focus on and tangibly oversee the Company's management (including the CEO), Board leadership, and governance-related matters, while Mr. McCollum is able to exclusively focus on the Company's strategy, day-to-day operations, as well as financial organizational health.

We believe this leadership structure best serves the Company and its shareholders at this time as it strengthens the integrity and independence of our Board and reduces potential conflicts in the areas of performance evaluation, executive compensation, succession planning, and the recruitment of new Directors.



"In 2017, we fundamentally strengthened the structure and function of our Board. Infused and renewed with fresh perspectives, collectively we will leverage the tremendous leadership experience and operational expertise of our Directors to help guide the Company as it aims to deliver strong financial performance and disciplined growth for all of its shareholders."

— William E. Macaulay, Independent Chairman of the Board

Directors' Skills, Tenure, and Diversity

Please see the following information regarding our directors' significant skills and expertise, tenure, and diversity.

Director Skills and Expertise

Audit, Financial Reporting	5/10
Corporate Governance	5/10
Finance & Investing	6/10
Academic / Government / Regulatory Affairs	3/10
Significant Global Experience	9/10
Leadership	10/10
Oilfield and Technology	8/10
Strategy and Growth	8/10
Multi-Industry Experience	5/10
Public Board Experience	8/10
Risk Management Experience	6/10

Tenure


0-3 Years
4-6 Years
7-9 Years
10+ Years

Average Board Tenure: **4.4 years**

Gender and National Diversity



5/10

Independent



9/10

ITEM **2** RATIFY APPOINTMENT OF INDEPENDENT AUDITORS

The Board recommends a vote FOR the ratification of KPMG LLP and KPMG Chartered Accountants

Based on the recommendation of the Audit Committee

See page 16 for further information.

ITEM **3** APPROVE EXECUTIVE COMPENSATION

The Board recommends a vote FOR the approval of our executive compensation program

The Board believes Weatherford's executive compensation program effectively aligns executive compensation with performance. **See page 18 for further information.**

COMPENSATION HIGHLIGHTS

The Compensation Committee aims to provide a framework that aligns the interest of our executive officers with those of our shareholders. This compensation philosophy is designed to support key financial and strategic objectives as well as drive and reward strong business performance providing a clear link between pay and performance. The Compensation Program, which gives due consideration to shareholder feedback, continues to evolve to ensure superior value to our shareholders.

Our 2017 Performance









$5.7 BILLION **REVENUE**	$413 MILLION **EBITDA**	NEGATIVE **FREE CASH FLOW**	**SUPPORT RATIO** REDUCED TO 30%	**QUALITY** NONPRODUCTIVE TIME REDUCED 23% YOY	**SAFETY** TRIR / VPR	INDIVIDUAL **QUALITY**
ABOVE THRESHOLD ACHIEVEMENT	BELOW THRESHOLD ACHIEVEMENT	BELOW THRESHOLD ACHIEVEMENT	SUPERIOR ACHIEVEMENT	ABOVE TARGET ACHIEVEMENT	BELOW THRESHOLD ACHIEVEMENT	THRESHOLD TO SUPERIOR ACHIEVEMENT

Principal Elements of Compensation

Our compensation program is designed to reward our NEOs for the achievement of strategic and operational goals, and emphasizes long-term performance for Weatherford's shareholders.

	Base Salary	Annual Incentive	Performance Share Units	Restricted Share Units
DELIVERY	Cash		Equity	
OBJECTIVE	Provides regular income at reasonable, competitive levels	Rewards contributions to annual targets and individual performance	Correlates realized pay with increases in shareholder value	Incentivizes management contributions to long-term increases in shareholder value
PERFORMANCE PERIOD	Short-term		Long-term	
2017 RESULTS	Market-based salaries; limited cash bonus		No vesting; no payout	Awarded

Target Compensation Mix



* Excludes $3 million RSU inducement award to our CEO.

** Non-Equity (Cash) Incentives are shown at target; actual amounts paid are set forth in the Summary Compensation Table on page 37 and, as a percentage of total compensation, were 3% for the CEO and 7% for the other current NEOs.

Percentages are rounded to nearest whole number.

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

April 27, 2018
10:00 a.m. (Central European Time)
Lorzensaal Cham, Cham, Canton of Zug, Switzerland

AGENDA

1. By separate resolutions, to elect the ten individuals named in this Proxy Statement as directors of Weatherford International plc (the "Company") until the 2019 annual general meeting of shareholders of the Company (the "2019 AGM") or, in each case, until his or her earlier death, retirement, resignation or removal from the position of director.
2. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm and auditor for the financial year ending December 31, 2018 and KPMG Chartered Accountants, Dublin, as the Company's statutory auditor under Irish law to hold office until the close of the 2019 AGM, and to authorize the Board of Directors of the Company, acting through the Audit Committee, to determine the auditors' remuneration.
3. To approve, in an advisory vote, the compensation of our named executive officers.

The foregoing items, including the votes required in respect of each, are set forth and more fully described in the accompanying Proxy Statement.

RECORD DATE

March 2, 2018

VOTING

Only registered shareholders as of the close of business on the record date will be entitled to attend, vote or grant proxies to vote at the Annual General Meeting. Any such registered shareholder may appoint one or more proxies, by any of the means outlined in the Proxy Statement, to attend, speak and vote in his or her place at the Annual General Meeting. A proxy holder need not be a registered shareholder. Proxies must be received by the Voting Deadline set forth in the Proxy Statement.

DISTRIBUTION OF PROXY MATERIALS

This notice, the Proxy Statement (of which this notice forms a part), our Annual Report on Form 10-K, and our Irish Statutory Accounts are available electronically on our website at www.weatherford.com. These materials were mailed or made available to each registered shareholder in our share register as of the record date on or about March 13, 2018. Any shareholder may also obtain a copy of these documents by contacting our U.S. Investor Relations Department at 2000 St. James Place, Houston, Texas 77056 or by telephone at +1 (713) 836-4000.

ANNUAL REPORT AND FINANCIAL STATEMENTS

During the Annual General Meeting the Company's management will present Weatherford's Irish Statutory Accounts for the fiscal year ended December 31, 2017, along with related directors' and auditor's reports, and review the Company's affairs.

March 13, 2018

By Order of the Board of Directors

Christina M. Ibrahim

Christina M. Ibrahim
Executive Vice President, General Counsel,
Chief Compliance Officer and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting to be Held on April 27, 2018: The Proxy Statement of Weatherford International plc, our 2017 Annual Report and Irish Statutory Accounts are available at: www.proxyvote.com.

TABLE OF CONTENTS

PROXY STATEMENT

MEETING AND VOTING INFORMATION

Annual General Meeting: April 27, 2018 at 10:00 a.m. (Central European Time), Lorzensaal Cham, Cham, Canton of Zug, Switzerland.

GENERAL

In this Proxy Statement, "Weatherford," "the Company," "we," "us" and "our" refer to Weatherford International plc, an Irish public limited company and Swiss tax resident.

Our principal executive offices in Switzerland are located at Weststrasse 1, 6340 Baar, Switzerland, and our telephone number is +41.22.816.1500.

References to "$" or "USD" in this Proxy Statement are references to United States dollars and references to "CHF" are references to Swiss francs.

This Proxy Statement and proxy card are being made available on behalf of our Board of Directors, or our "Board," to all shareholders beginning on or about March 13, 2018.

AGENDA

	Proposal	Required Approval	Board Recommendation
1.	**Election of Directors.** By separate resolutions, to elect each of the ten individuals named in this Proxy Statement until the 2019 AGM or, in each case, until his or her earlier death, retirement, resignation or removal from the position of director.	Majority of Votes Cast	**FOR** each nominee
2.	**Ratify Appointment of Independent Auditors.** To ratify the appointment of KPMG LLP as our independent registered public accounting firm and auditor for the fiscal year ending December 31, 2018 and KPMG Chartered Accountants, Dublin as the Company's statutory auditor under Irish law to hold office until the close of the 2019 AGM, and to authorize the Board of Directors, acting through the Audit Committee, to determine the auditors' remuneration.	Majority of Votes Cast	**FOR**
3.	**Approve Executive Compensation.** To approve, in an advisory vote, the compensation of our named executive officers.	Majority of Votes Cast	**FOR**

During the Annual General Meeting, management will present the Company's Irish Statutory Accounts for the fiscal year ended December 31, 2017 and review the Company's affairs.

WHO CAN VOTE

All registered shareholders at the close of business on March 2, 2018 (the "Record Date") have the right to notice of, and to vote, in person or by proxy, at the Annual General Meeting. Registered shareholders are entitled, on a poll, to one vote per ordinary share on all matters submitted to a vote of shareholders at the Annual General Meeting, so long as those shares are represented at the Annual General Meeting in person or by proxy. A registered shareholder may appoint one or more proxies to attend, speak and vote in their place at the Annual General Meeting. A proxy holder does not need to be a registered shareholder.

MEETING ATTENDANCE

If you wish to attend the Annual General Meeting in person, you will need to bring proof of identification along with proof of your share ownership. If your shares are held beneficially in the name of a bank, broker or other nominee, you may bring a bank or brokerage account statement as your proof of ownership of shares as of the record date.

Registered shareholders who wish to so participate in the Annual General Meeting may do so by attending in person or at the offices of our Irish lawyers, Matheson, located at 70 Sir John Rogerson's Quay, Dublin 2, Ireland, at the time of the meeting. All attendees will need to bring proof of identification along with proof of share ownership.

HOW TO VOTE

To ensure your representation at the Annual General Meeting, we request that you grant your proxy to vote on each of the proposals in this Proxy Statement and any other matters that may properly come before the meeting to the persons named in the proxy card by voting in one of the ways described on page iii no later than the Voting Deadline (defined below) whether or not you plan to attend.

Voting Deadline: 5:59 a.m. (Central European Time) on April 26, 2018 (11:59 p.m. (Eastern Time) on April 25, 2018).

Most of our individual beneficial owners hold their shares through a brokerage account and therefore are not listed in our share registry.

Shareholders who hold their shares through a broker or other nominee (in "street name") must vote their shares in the manner prescribed by their broker or other nominee. Shareholders who hold their shares in this manner and wish to vote in person at the meeting must obtain a valid proxy from the organization that holds their shares. **This may be very difficult for an individual shareholder to do, so individual shareholders holding in street name are strongly encouraged to submit their proxy to their broker, who in turn will vote in accordance with their directions.** See "Quorum and Voting" as to the effect of broker non-votes.

QUORUM AND VOTING

A quorum at our Annual General Meeting will be two or more persons holding or representing by proxy more than 50% of the total issued voting rights of our ordinary shares. As of the Record Date, there were approximately 993,680,800 ordinary shares issued and entitled to vote.

For purposes of determining a quorum, abstentions and "broker non-votes" present in person or by proxy are counted as represented. A "broker non-vote" occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

If you are a beneficial shareholder and your broker or other nominee holds your shares in its name (in "street name"), the broker generally has discretion to vote your shares with respect to "routine" proposals. The "routine" proposal in this Proxy Statement is Proposal 2. All other proposals (i.e., Proposals 1 and 3) are "non-routine" and your broker may not vote your shares. Accordingly, if you hold your shares in "street name," your broker will not be able to vote your shares on these matters unless your broker receives voting instructions from you.

Approval of each proposal will be decided by an "ordinary resolution" (i.e., by a simple majority of the votes cast "For" or "Against," in person or by proxy, provided a quorum is present). Abstentions and broker "non-votes" will not affect the voting results for any agenda items under Irish law or NYSE rules.

The election of each director nominee will be considered and voted upon as a separate proposal. There is no cumulative voting in the election of directors. If the proposal for the election of a director nominee does not receive the required majority of the votes cast, then the director will not be elected and the position on the Board that would have been filled by the director nominee will become vacant. The Board has the ability to fill the vacancy upon the recommendation of its Corporate Governance and Nominating Committee, subject to re-election by the Company's shareholders at the next annual general meeting of shareholders.

The chart below summarizes the voting requirements and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the Annual General Meeting.

Proposal	Required Approval	Broker Discretionary Voting Allowed	Broker Non-Votes	Abstentions
1. Election of Directors	Majority of Votes Cast	No	No effect	No effect
2. Ratify Appointment of Independent Auditors	Majority of Votes Cast	Yes	N/A	No effect
3. Approve Executive Compensation	Majority of Votes Cast	No	No effect	No effect

PROXIES

A copy of either:

(i)   a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") notifying each shareholder entitled to vote at the Annual General Meeting how to vote and how to electronically access a copy of this Proxy Statement and our Annual Report and Irish Statutory Accounts for the year ended December 31, 2017 (the "Proxy Materials)" or

(ii) the Proxy Materials and proxy card

are being sent to each shareholder registered in our share register as of the Record Date. Shareholders not registered in our share register as of the Record Date, will not be entitled to attend, vote or grant proxies to vote at the Annual General Meeting. Your vote and proxy are being solicited by our Board of Directors in favor of Christina M. Ibrahim or, failing her, Mark A. McCollum (the "Proxy Holders"), for use at the Annual General Meeting.

We request that you grant your proxy to vote on each of the proposals in this notice and any other matters that may properly come before the meeting to the Proxy Holders by completing, signing, dating and returning the proxy card in accordance with the instructions thereon, for receipt by us no later than the Voting Deadline, whether or not you plan to attend.

If you are a registered holder and you properly complete and submit your proxy card in a timely manner, you will be legally designating the individual or individuals named by you in the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, to vote your shares in accordance with your instructions indicated on the card. If you are a registered shareholder and properly complete and submit your proxy card in a timely manner without naming your proxy or proxies and you do not indicate how your shares are to be voted, then the Proxy Holders will vote as the Board of Directors recommends on each proposal and if other matters properly come before the Annual General Meeting, the Proxy Holders will have your authority to vote your shares in their discretion on such matters.

We may accept a proxy by any form of communication permitted by Irish law and as the Board of Directors may approve in accordance with our Articles of Association ("Articles").

REVOKING YOUR PROXY

If you are a registered shareholder, you may revoke your proxy by:

- writing to the Corporate Secretary at Weststrasse 1, 6340 Baar, Switzerland, or at the Company's registered office, 70 Sir John Rogerson's Quay, Dublin 2, Ireland, such that the revocation is received at least one hour prior to the commencement of the Annual General Meeting; or

- submitting a later-dated proxy via mail, to the address specified in the proxy materials, for receipt by us no later than the Voting Deadline.

If you have revoked your proxy as described above, you may attend and vote in person at the Annual General Meeting.

If you are not a registered holder, but you hold your shares through a broker or other nominee, you must follow the instructions provided by your broker or other nominee if you wish to revoke a previously granted proxy, since attending the Annual General Meeting alone will not revoke any proxy.

MULTIPLE PROXY CARDS

If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts and are registered in different names. You should complete and return each of the proxy cards to ensure that all of your shares are voted.

COST OF PROXY SOLICITATION

We have retained Okapi Partners LLC to solicit proxies from our shareholders at an estimated fee of $20,000, plus expenses. Some of our directors, officers and employees may solicit proxies personally, without any additional compensation, electronically, by telephone or by mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names. All costs of proxy solicitation will be borne by the Company.

QUESTIONS

You may call our proxy solicitor, Okapi Partners LLC, toll-free at (855) 305-0857 (U.S. callers) or +1 (212) 297-0720 (international callers), or our U.S. Investor Relations Department at +1 (713) 836-4000, or email us at investor.relations@weatherford.com if you have any questions or need directions to be able to attend the meeting and vote in person.

Please Vote. Your Vote is Important.

AGENDA ITEM 1 - ELECTION OF DIRECTORS

The Board of Directors recommends that you vote "FOR" each nominee for director.

Upon the recommendation of the Corporate Governance and Nominating Committee, the Company's Board of Directors has nominated the following ten nominees to be elected at the Annual General Meeting: Mohamed A. Awad, Roxanne J. Decyk, John D. Gass, Emyr Jones Parry, Francis S. Kalman, David S. King, William E. Macaulay, Mark A. McCollum, Angela A. Minas and Guillermo Ortiz.

All of the non-employee nominees for director, i.e., all of the nominees other than Mr. McCollum, are independent under the rules of the NYSE.

Each director is an existing director who, in accordance with the Articles, shall retire at the Annual General Meeting and is eligible for re-election.

Each director elected will serve until the 2019 AGM or, in each case, until his or her earlier death, retirement, resignation or removal from the position of director. All of our nominees have consented to serve as directors. Our Board of Directors has no reason to believe that any of the nominees will be unable to act as a director.

The vote will be held by a separate resolution for each director nominee. A director nominee will be re-elected if approved by an ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against"). If you properly submit a proxy card but do not indicate how you wish to vote, the Proxy Holders will vote for all of the listed nominees for director.

DIRECTORS' DIVERSITY OF SKILLS AND EXPERTISE

Our Board's composition is carefully considered by the Corporate Governance and Nominating Committee to ensure diversity in the broadest sense – of culture, background, outlook, experience, and tenure to bring together multiple, complementary perspectives. The Board membership qualifications and nomination process can be found in our Corporate Governance Principles at www.weatherford.com by clicking on the "Investor Relations" section then "Corporate Governance," then "Corporate Documents," then selecting "Corporate Governance Principles."

Our director nominees bring a powerful range of skills and experience in relevant areas, including finance, exploration and production, environment, public policy, international business and leadership, as well as oilfield services. This unique and highly impactful cross section of capabilities enables our Board to help guide the Company's strategic objectives and leading corporate governance practices. Further, while each member of our Board has held significant leadership positions in their respective professional fields, of equal importance is each director's personal ethics and integrity. Each of our directors embodies the highest degree of personal and professional standards, arming them with the qualified insights to deliver sustainable shareholder value.

Directors' Skills, Tenure, and Diversity

Please see the following information regarding our directors' significant skills and expertise, tenure, and diversity.

Director Skills and Expertise

Skill	Count
Audit, Financial Reporting	5/10
Corporate Governance	5/10
Finance & Investing	6/10
Academic / Government / Regulatory Affairs	3/10
Significant Global Experience	9/10
Leadership	10/10
Oilfield and Technology	8/10
Strategy and Growth	8/10
Multi-Industry Experience	5/10
Public Board Experience	8/10
Risk Management Experience	6/10

Tenure

0-3 Years	4-6 Years	7-9 Years	10+ Years

Average Board Tenure: **4.4 years**

Gender and National Diversity 5/10

Independent 9/10

DIRECTOR NOMINEE BIOGRAPHIES



AGE: 68
DIRECTOR SINCE: 2014
COMMITTEES:
Compensation
Health, Safety and Environment
OTHER PUBLIC COMPANY BOARDS:
None

MOHAMED A. AWAD

Background

Mr. Awad is a retired executive who most recently served as Chairman of Schlumberger–Middle East and Asia, a role he held from 2001 to 2012. Mr. Awad joined Schlumberger in 1981 and over the next 30 years, held positions of increasing responsibility, both internationally and in the U.S., including in the wireline, well services, drilling and measurement, oilfield services and corporate groups. In addition to his role at Schlumberger, Mr. Awad served as a director of Arabian Drilling Company in Saudi Arabia from 2005 until 2012.

Education

University of Tulsa, M.S., Petroleum Engineering

Cairo University, B.S., Petroleum Engineering

Relevant qualifications and experience

- Wealth of experience with a career in the oilfield services industry spanning 30+ years

- Strong technology background which enables him to help guide the Company's strategic direction

- Deep appreciation for diversity established through international leadership experience

- Expertise in Middle East and Asia regions proves beneficial in conducting business in emerging markets



AGE: 65
DIRECTOR SINCE: 2017
COMMITTEES:
Compensation
Health, Safety and Environment
OTHER PUBLIC COMPANY BOARDS:
Ensco plc
Orbital ATK, Inc.
DigitalGlobe Inc.

ROXANNE J. DECYK

Background

Ms. Decyk is a retired executive who most recently served as Former Executive Vice President of Global Government Relations for Royal Dutch Shell plc, a role she held from 2009 to 2010. From 2008 until 2009, Ms. Decyk served as Corporate Affairs and Sustainable Development Director of Royal Dutch Shell plc, from 2005 to 2009, she served on the Executive Committee and from 2005 to 2008, she served as Corporate Affairs Director. Prior thereto, Ms. Decyk was Senior Vice President — Corporate Affairs and Human Resources of Shell Oil Company and Vice President of Corporate Strategy of Shell International Limited. She was previously a director of Petrofac Limited from 2011 until May 2015, and Snap-on Incorporated from 1993 until June 2014.

Education

University of Illinois at Urbana-Champaign, B.A., English Literature

Marquette University Law School, J.D.

Relevant qualifications and experience

- Significant experience in corporate strategy and planning

- Experience in various executive leadership positions for international, integrated energy companies

- Extensive knowledge in human resources and executive compensation

- Expertise in global government affairs



AGE: 65
DIRECTOR SINCE: 2013
COMMITTEES:
Compensation (Chair)
Health, Safety and
Environment
**OTHER PUBLIC
COMPANY BOARDS:**
Southwestern Energy Company
Suncor Energy Inc.

JOHN D. GASS

Background

Mr. Gass is a retired executive who was formerly a Vice President of Chevron Corporation and President of Chevron Gas and Midstream, a role held from 2003 until 2012. Mr. Gass joined Chevron in 1974 and his career spanned 38 years during which he held positions of increasing responsibility in engineering, operations and executive management, serving both domestically and various global locations.

Mr. Gass has been a director of Southwestern Energy Company since November 2012. He became a director of Suncor Energy Inc. in February 2014. Mr. Gass serves on the Vanderbilt University School of Engineering Board of Visitors and is on the Advisory Board for the Vanderbilt Eye Institute. He is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Education

Vanderbilt University, B.E., Civil Engineering

Tulane University, M.E., Civil Engineering

Relevant qualifications and experience

- 38 years of experience in the energy exploration and production industry, providing insight into the needs and priorities of the Company's clients

- Executive leadership experience, with a strong emphasis in operational strategy, major project development, and executive management

- Significant international experience in Europe, Africa and the Asia Pacific region



AGE: 70
DIRECTOR SINCE: 2010
COMMITTEES:
Health, Safety and
Environment (Chair)
Corporate Governance and
Nominating
**OTHER PUBLIC
COMPANY BOARDS:**
None

EMYR JONES PARRY

Background

Sir Emyr served as the Chancellor of Aberystwyth University, located in Wales, from 2008 to 2017 and was Chairman of the All Wales Convention, a body established by the Welsh Assembly Government to review Wales's constitutional arrangements, from 2007 to 2009. He was Chairman of the Corporate and Social Responsibility External Advisory Group of First Group plc, a transport operator, from 2008 to 2011 and was the Chairman of Redress, a human rights organization, from 2008 to 2016. Sir Emyr previously held numerous diplomatic positions, including UK Permanent Representative to the UN from 2003 to 2007 and UK Ambassador to NATO from 2001 to 2003, specializing in European Union affairs including energy policy. He was also the President of the Learned Society of Wales from May of 2014 to May of 2017.

Education

University of Cardiff, B.Sc., Theoretical Physics

University of Cambridge, Ph.D., Polymer Physics

Relevant qualifications and experience

- Wealth of government relations, diplomatic and negotiations experience

- High level of public and social policy knowledge

- Important international perspective, with an emphasis on global issues and European markets

- Years of dedicated focus on social responsibility, sustainability and human rights



AGE: 70
DIRECTOR SINCE: 2013
COMMITTEES:
Audit (Chair)
Corporate Governance and
Nominating
OTHER PUBLIC COMPANY BOARDS:
Ensco plc

FRANCIS S. KALMAN

Background

Mr. Kalman serves as a senior advisor to a private investment subsidiary of Tudor, Pickering, Holt and Co., LLC that specializes in direct investments in upstream, midstream and oilfield service companies. Mr. Kalman served as Executive Vice President of McDermott International, Inc. from 2002 until his retirement in 2008 and as Chief Financial Officer from 2002 until 2007. From 2000 to 2002, he was Senior Vice President and Chief Financial Officer of Chemical Logistics Corporation; from 1999 to 2000, he was a principal of Pinnacle Equity Partners, LLC; from 1998 to 1999, he was Executive Vice President and Chief Financial Officer of Chemical Logistics Corporation; and from 1996 to 1997, he was Senior Vice President and Chief Financial Officer of Keystone International, Inc.

Mr. Kalman started his career as a Certified Public Accountant with PriceWaterhouse and Co. In addition to the above, he has served in various financial capacities with Atlantic Richfield Company (1975 to 1982), United Gas Pipeline (1982 to 1991) and American Ref-Fuel (1991 to 1996).

In addition to his existing directorships, during the past five years, Mr. Kalman has also served on the board of Pride International, Inc., which merged into Ensco plc, CHC Group Ltd. and Kraton Corporation.

Education

Long Island University, B.S., Accounting

Relevant qualifications and experience

- Extensive knowledge in accounting and financial reporting
- Chief financial officer experience and serving as chairman of the audit committee of other public companies
- Executive leadership and strategic planning experience in the international energy service industry
- Experience in multiple components of the energy industry, including internationally



AGE: 61
DIRECTOR SINCE: 2017
COMMITTEES:
Audit
Health, Safety and Environment
OTHER PUBLIC COMPANY BOARDS:
None

DAVID S. KING

Background

Mr. King has more than 35 years' experience in the international oilfield service industry, including serving in executive operational leadership positions at Halliburton Company. He retired from Halliburton in 2010 where he served as the President of the Completions and Production Division, a $7 billion business. In 2013, he came out of retirement when he was recruited to serve as CEO of Archer Company Ltd. In this capacity, Mr. King was instrumental in driving a turnaround, which created strong financial and operational performance over six consecutive quarters and led to the successful divestiture of their North American assets in 2015. Mr. King recently retired from Archer in 2016. During the past five years, Mr. King has served as a director on the board of Seventy Seven Energy Inc.

Education

University of Alabama, B.S., Civil Engineering

Harvard Business School, Advanced Management Program

Relevant qualifications and experience

- More than 35 years of broad experience in the oilfield service industry
- Significant Chief Executive Officer and Board experience
- Highly qualified operational leader with keen understanding of customer needs
- Extensive knowledge of oilfield services technology



AGE: 72
DIRECTOR SINCE: 1998
COMMITTEES:
 None – Chairman of
 the Board
OTHER PUBLIC COMPANY BOARDS:
 None

WILLIAM E. MACAULAY

Background

Mr. Macaulay is the Executive Chairman of First Reserve, a global private equity and infrastructure firm focused on the energy industry. He has been with First Reserve since 1983. Mr. Macaulay is jointly responsible for supervision of the firm's investment program and strategy, as well as overall management of the firm. Mr. Macaulay sits on all of the firm's investment committees. Mr. Macaulay served as a director of Weatherford Enterra from October 1995 to May 1998. Mr. Macaulay also served as Director of Corporate Finance for Oppenheimer & Co., Inc., where he worked from 1972 to 1982.

Previously, Mr. Macaulay served as Chairman of CHC Group Ltd., Dresser-Rand Group, Inc., Foundation Coal Holdings Inc. and Pride International, and as a director of Dresser, Inc. and National Oilwell Varco.

Education

City College of New York, B.B.A.

University of Pennsylvania, Wharton School of Business, M.B.A.

Relevant qualifications and experience

- Serves as Chairman, i.e., the lead director, of the Company's Board

- Significant investment and financial expertise as previous chairman of one of the world's leading energy and natural gas resources private equity firms

- Chief executive officer experience

- Extensive knowledge of the oilfield service industry

- Expansive depth of knowledge of the Company's business, as a result of his 20+ years of experience with the Company and its predecessor



AGE: 59
DIRECTOR SINCE: 2017
COMMITTEES:
 None
OTHER PUBLIC COMPANY BOARDS:
 ArchRock, Inc.

MARK A. MCCOLLUM

Background

Mr. McCollum has over 36 years of leadership experience in the energy sector. Most recently he served as Chief Financial Officer of Halliburton Company, a position he started in 2008 and resumed in July of 2016 following an interim role as Chief Integration Officer during the pendency of Halliburton's proposed acquisition of Baker Hughes Incorporated. Prior to joining Halliburton, Mr. McCollum held a number of senior positions at Tenneco, Inc., including Chief Financial Officer, and served as an Audit and Advisory Partner in Arthur Andersen's Energy Division, where he began his career. He is also a registered CPA in the State of Texas. Mr. McCollum is a member of the Board of Directors and the Audit and Compensation Committees at Archrock, Inc., previously known as Exterran Holdings. He is a member of the Board of Regents of Baylor University and he also serves on the board of trustees for Baylor College of Medicine and the advisory board of Every Village.

Education

Baylor University, Bachelor Degree in Business Administration, Major in Accounting and Business Law

Relevant qualifications and experience

- Extensive knowledge of and experience in the oilfield service industry

- Significant leadership experience, with a strong background in accounting and finance

- Deep understanding of the challenges facing the industry

- Strong knowledge of customer demands and desires

- Commitment to organizational discipline



AGE: 53
DIRECTOR SINCE: 2018
COMMITTEES:
Audit
Health, Safety and Environment
OTHER PUBLIC COMPANY BOARDS:
Westlake Chemical Partners LP
CNX Midstream Partners LP

ANGELA A. MINAS

Background

Ms. Minas has more than 30 years of experience in the energy sector. Most recently, she served as the Chief Financial Officer of DCP Midstream Partners LP a role she held from 2008 to 2012, and the Chief Financial Officer of Constellation Energy Partners LLC, a role she held from 2006 to 2008. Prior to her experience in the master limited partnership sector, Ms. Minas served as Senior Vice President, Global Consulting at Science Applications International Corporation and as a partner at Arthur Andersen LLP, leading the firm's North American oil and gas consulting practice. Ms. Minas also serves as a director of Westlake Chemical Partners LP and the general partner of CNX Midstream Partners LP. She currently serves on the Council of Overseers at Rice University Gradule Business School.

Education

Rice University, Jesse H. Jones Graduate Business School, M.B.A., Finance and Accounting

Rice University, B.A., Managerial Studies

Relevant qualifications and experience

- Extensive executive leadership and board experience, including audit committee experience
- Deep understanding of oil and gas, and broader energy sectors
- Significant financial and accounting expertise with strong knowledge of the capital markets
- Proven track record of implementing high-performing corporate growth strategies and business transformation initiatives



AGE: 69
DIRECTOR SINCE: 2010
COMMITTEES:
Audit (Vice Chair)
Compensation
OTHER PUBLIC COMPANY BOARDS:
Grupo Aeroportuario del Sureste S.A.B. de C.V.
Mexichem S.A.B. de C.V.
Vitro S.A.B. de C.V.
BTG Pactual

GUILLERMO ORTIZ

Background

Dr. Ortiz is currently a partner and Chairman for BTG Pactual for Latin America, a Latin American investment bank based in Brazil. He served as the Chairman of Banorte, the third largest bank in Mexico from 2010 until 2014; Governor of the Bank of Mexico from 1998 until 2009; and as Chairman of the Board of the Bank for International Settlements (BIS) in 2009. He previously served as Secretary of Finance and Public Credit in Mexico from 1994 to 1998. Dr. Ortiz was also Executive Director at the International Monetary Fund and is a director of several international non-profit organizations. He is currently a member of "The Group of Thirty," an international body of leading financiers and academics.

Education

National Autonomous University of Mexico, B.A., Economics

Stanford University, M.Sc. and Ph.D., Economics

Relevant qualifications and experience

- Extensive international finance and banking experience in the public and private sector
- Expertise regarding global economic matters and multi-national financing, an important element of the Company's global strategy
- International perspective, with a focus on Latin America
- Frequent speaker, author of topical articles, and educator, providing a current perspective on financial matters

OUR BOARD AND OUR BOARD COMMITTEES

The Board directs and oversees the management of the business and affairs of the Company, and serves as the ultimate decision-making body of the Company, except for those matters reserved to our shareholders. The Board oversees the Weatherford management team, to whom it has delegated responsibility for the Company's day-to-day operations. While the Board's oversight role is very broad and may concentrate on different areas from time to time, its primary areas of focus are oversight, strategy, governance and compliance, as well as assessing management and making changes as circumstances warrant. In many of these areas, significant responsibilities are delegated to the Board's Committees, which in turn are responsible for reporting to the Board on their activities and actions. Our Board has established the following committees: Audit; Compensation; Corporate Governance and Nominating; and Health, Safety and Environment, all of which are further described below. Members are as of the date of this Proxy Statement and, as indicated, Mr. Butters and Mr. Moses, will not be standing for re-election in accordance with our mandatory retirement policy.

AUDIT COMMITTEE

Members:
Mr. Butters (Retiring),
Mr. Kalman (Chair),
Mr. King,
Ms. Minas,
Dr. Ortiz (Vice Chair)

Primary Responsibilities:

- Overseeing the integrity of our financial reporting process and systems of internal accounting and financial controls;
- reviewing our financial statements;
- overseeing our compliance with legal and regulatory requirements;
- together with the Board, being responsible for the appointment, compensation, retention, and oversight of our independent auditor;
- overseeing our independent auditor's qualifications and independence; and
- overseeing the performance of our internal assurance function, including internal audits and investigations, and our independent auditor.

Meetings in 2017: 9

COMPENSATION COMMITTEE

Members:
Mr. Awad,
Ms. Decyk,
Mr. Gass (Chair),
Dr. Ortiz

Primary Responsibilities:

- Monitoring and reviewing the Company's overall compensation and benefits program design to ensure program discourages excess risk taking;
- assessing compensation program's continued competitiveness and consistency with compensation philosophy, corporate strategy and objectives;
- reviewing and approving corporate goals and objectives;
- reviewing, with the CEO, and approving each component of compensation of our executive officers;
- selecting appropriate compensation peer groups; and
- making decisions regarding severance, executive compensation plans, incentive compensation plans and equity-based plans and administering such plans.

Meetings in 2017: 5

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Members:
Mr. Butters (Chair) (Retiring),
Sir Emyr Jones Parry,
Mr. Kalman

Primary Responsibilities:

- Identifying individuals qualified to serve as Board members;
- recommending director nominees for each annual general meeting of shareholders, to fill any vacancies, and recommending directors for each committee;
- reviewing and structuring our compensation policy regarding fees and equity compensation paid and granted to our directors;
- reviewing and recommending changes to the Company's Corporate Governance Principles for Board approval;
- overseeing the Board in its annual review of the Board's and management's performance;
- overseeing director education;
- oversee the Company's risk-management process in relation to corporate governance and business standards; and
- succession planning for the Company's CEO and reviewing CEO's succession planning for other executive officers.

Meetings in 2017: 4

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

Members:
Mr. Awad,
Ms. Decyk,
Mr. Gass,
Sir Emyr Jones Parry (Chair),
Mr. King,
Ms. Minas,
Mr. Moses (Retiring)

Primary Responsibilities:

- Reviewing the Company's policies relating to quality, health, safety, security, environmental stewardship, and corporate responsibility and overseeing adherence and enforcement of these policies and related programs;
- overseeing the Company's initiatives to promote safety awareness among all employees;
- reviewing strategy and resources of the Company's QHHSE organization and approving the annual QHHSE plan, including related processes;
- reviewing periodic updates on significant technology, health, safety, environmental and sustainable-development and social and public policy issues;
- reviewing findings related to any QHSSE incident and making periodic facility visits;
- ensuring annual preparation and review of a sustainability report; and
- assisting the Board with oversight of the Company's risk-management and security processes.

Meetings in 2017: 4

CORPORATE GOVERNANCE MATTERS

Our Board believes sound corporate governance processes and practices, as well as high ethical standards, are critical to handling challenges and to achieving business success. We embrace leading governance practices and also conduct ongoing reviews of our governance structure and processes to reflect shareholder input and changing circumstances. Below are highlights of our corporate governance practices and principles.

HIGHLIGHTS

Director Independence	✓ 9 out of 10 of our directors are independent.
Chairman of the Board	✓ We have an independent Chairman of the Board who, among other items:
	• reviews Board meeting schedules and agendas to assure there is an adequate number of scheduled meetings and sufficient time for discussion of all agenda items and all topics deemed important by the independent directors are included;
	• presides at all meetings of the Board, including executive sessions, and can call for executive sessions of the Board's independent directors, if and when deemed appropriate;
	• leads the Board's annual evaluation of the Chief Executive Officer;
	• monitors and collaborates with management regarding corporate governance matters; and
	• is available for communication with shareholders, in coordination with management, when appropriate.
Committee Structure	✓ Our Committees are composed entirely of independent directors; on an annual basis, the Corporate Governance and Nominating Committee evaluates and recommends Committee chairs to the Board and assesses the appropriateness of any further chair rotations.
Executive Sessions	✓ Independent directors meet regularly in executive session, including after all regularly scheduled meetings; in 2017, executive sessions were held at each of the regularly scheduled Board meetings and, if appropriate, certain Committee meetings.
Annual Voting	✓ Each member of our Board is elected annually with a majority voting standard for uncontested elections.
Shareholder Rights	✓ Shareholders representing 10% or more of outstanding shares can call a special shareholders meeting.
Annual Board and Committee Self Evaluation	✓ The Board and each Committee conduct annual self-evaluations. In addition, each independent director completes an individual evaluation of each other director.
Share Ownership Guidelines	✓ Subject to a five-year transition period, our directors are required to own at least five times their annual cash retainer; our CEO is required to own at least six times his annual base salary; and our other NEOs are required to own three times their annual base salary.
Risk Oversight	✓ Our entire Board is responsible for risk management of the Company, and our Committees have particular oversight of certain key risks, including those that are identified in the Company's enterprise risk management program.
Succession Planning	✓ CEO succession planning is done annually in executive session; additionally, the CEO reports to the Board on at least an annual basis concerning management development and succession planning for all other key positions.
Over-boarding	✓ All of our directors (other than one) serve on three or less public company boards; one director serves on four public company boards in addition to the Company.
Mandatory Retirement	✓ We have a mandatory retirement policy for all directors following the earlier of (i) his or her 72nd birthday and (ii) his or her 15th year of service as a director; however, to facilitate transition, all directors who were elected at the 2015 annual general meeting are not subject to mandatory retirement until such director's 75th birthday. In connection with this policy, two directors are retiring this year.
Code of Business Conduct	✓ We have a robust and comprehensive Code of Business Conduct that applies to all employees and each director.

ADDITIONAL BOARD INFORMATION

Board Meetings: During 2017, the Board met five times; all of the directors participated in at least 75% of all Board of Directors and respective Committee meetings. It is our policy that directors are expected to attend each annual general meeting of shareholders. All of our directors attended last year's meeting.

Committee Charters: The charter for each Committee of our Board of Directors is available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then the name of the applicable committee charter.

Independence: Each Committee is composed entirely of independent directors.

Committee Members: The Board has determined that each member of the Audit Committee is "financially literate" pursuant to the listing standards of the NYSE and that Mr. Kalman and Dr. Ortiz are each an "audit committee financial expert," as defined by applicable U.S. Securities and Exchange Commission (the "SEC") rules, because of each of their individual extensive financial experience. All members of the Compensation Committee satisfy the qualification standards of section 162(m) ("section 162(m)") of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and Section 16 of the Exchange Act.

Additional information regarding Corporate Governance at Weatherford can be found on our website at www.weatherford.com in the "Investor Relations" section.

RISK MANAGEMENT OVERSIGHT

The Board has implemented an Enterprise Risk Management (ERM) system to identify and evaluate varying levels of risk and their potential impact on the enterprise, as well as steps to further mitigate those risks. Management representatives of the ERM committee present quarterly to the Audit Committee and annually to the full Board. Therefore, the Board is responsible for the oversight of overall risk management for the Company, and the Audit Committee is responsible for financial and compliance reporting as well as risk assessment.

As part of its oversight function, the Audit Committee discusses and implements guidelines and policies concerning financial and compliance risk assessment and management, including the process by which major financial and compliance risk exposure is monitored and mitigated. The Audit Committee works with members of management to assess and monitor risks facing the Company's business and operations, as well as the effectiveness of the Company's guidelines and policies for managing and assessing financial and compliance risk. The Audit Committee meets and discusses, as appropriate, issues regarding the Company's risk management policies and procedures directly with those individuals responsible for day-to-day risk management in the Company's assurance and compliance departments. The Audit Committee has also established policies and procedures for the pre-approval of all services provided by the independent registered public accounting firm as described in "Audit Committee Pre-Approval Policy" in this Proxy Statement. In addition, the Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company regarding its accounting, internal controls, Code of Conduct and other matters.

The Corporate Governance and Nominating Committee periodically provides oversight with respect to risks associated with our corporate governance policies and practices, including our Corporate Governance Principles. The Corporate Governance and Nominating Committee also oversees and reviews, on an annual basis, an evaluation of the Board and each of our Board Committees, and a director peer evaluation. The results of those evaluations are also considered as part of the Corporate Governance and Nominating Committee's recommendations for Committee service and rotation, as appropriate.

The Compensation Committee reviews our compensation plans and practices to ensure they do not encourage excessive risk-taking, and, instead, encourage behaviors that support sustainable value creation. See "Risk Analysis of our Compensation Programs" in the Compensation Discussion and Analysis section of this Proxy Statement.

Our Health, Safety and Environment Committee oversees the Company's policies and practices to promote good stewardship, to encourage safety awareness, to monitor safety performance and to provide suggestions to management for the resolution of health, safety and environmental concerns, all with a view towards reducing risks in those areas.

SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

In addition to oversight of risk management, one of the priorities of our Board is to ensure that the Company has a long-term and evolving program for effective leadership development and succession. Our Board is committed to talent management and ensuring strong and effective leadership in the Company's global management structure. Throughout the year, the Board is presented with high-potential leadership candidates and regularly updated on key talent metrics, including diversity, recruiting and development programs. The CEO reports to the Board on an annual (or more frequent, as needed) basis concerning management development and succession planning for other key positions. In addition, the Corporate Governance and Nominating Committee conducts annual CEO succession planning in executive session.

MANDATORY RETIREMENT

In 2017, we further enhanced our Corporate Governance Principles by updating and revising our mandatory retirement policy. Our policy now requires that each non-employee director retire from the Board immediately prior to the annual general meeting of shareholders following the earlier of (i) his or her 72nd birthday and (ii) his or her 15th year of service as a director. In order to allow a smooth transition of our existing directors, the requirement was previously automatically waived for each director elected at the 2015 Annual General Meeting (i.e., such directors were grandfathered in), however we have now enhanced our policy so the grandfather/waiver provision expires after such director's 75th birthday. We believe this policy will help increase diversity and allow for more frequent Board refreshment. In furtherance of this policy, two current directors, Mr. David J. Butters and Mr. Robert K. Moses, Jr. are retiring and will not stand for re-election this year.

DIRECTOR INDEPENDENCE

The Board has affirmatively determined that each non-employee director is independent under the rules of the NYSE and the SEC. As contemplated by NYSE rules, the Board has adopted categorical standards to assist it in making independence determinations. These standards are available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then "Corporate Governance Principles." However, in making independence determinations, the Board considers and reviews all relationships with each director, whether or not they fall within the categorical standards. None of the independent directors had relationships relevant to an independence determination that were outside the scope of the Board's categorical standards.

RELATED PERSON TRANSACTIONS

Our Board has adopted a policy regarding related person transactions as part of a comprehensive governance program. This policy regarding transactions between us or any of our affiliates and our directors, executive officers and other employees is set forth in writing in our Corporate Governance Principles and our Code of Business Conduct. These documents are available on our website at *www.weatherford.com,* by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then selecting "Corporate Governance Principles" or "Code of Business Conduct," as applicable. We also have a Supplemental Code of Business Conduct that applies to our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, which is available on our website at *www.weatherford.com,* by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then "Supplemental Code of Conduct." The Board believes these documents promote the effective functioning of the Board, its Committees and management. Accordingly, they are periodically reviewed and revised, as appropriate.

If an actual or potential conflict of interest arises for any director, the director is required to notify the Board and is not allowed to participate in any discussions or vote on any transaction associated with the actual or potential conflict of interest. The Board approves any transactions with our Chief Executive Officer and our Chief Executive Officer approves any transactions with any other executive officer.

INDEPENDENT CHAIRMAN AND EXECUTIVE SESSIONS

The Board periodically examines its structure based on the existing and future needs of the Company to ensure its composition delivers the greatest long-term shareholder value. While the Board had previously determined the most effective leadership structure for the Company was to combine the role of Chief Executive Officer and Chairman, in 2017, the Board determined it was the appropriate time to separate the roles. Currently, Mr. Macaulay, an independent director, serves as Chairman of the Board and our CEO, Mr. McCollum, serves only as a director.

Mr. Macaulay, as Chairman, has been appointed to oversee executive sessions, which provide the Board with the ability to independently evaluate management and openly discuss strategic and other business issues involving the Company, ensuring that the Company is upholding high standards of corporate governance. Executive sessions are held after all regularly scheduled Board and, if appropriate, Committee meetings, and at such additional times as may be needed. In 2017, executive sessions of the independent directors were held at each of the four regularly scheduled Board meetings.

For information on how to communicate with our Chairman and other directors, please see "Communication with Directors."

DIRECTOR NOMINATIONS

In obtaining the names of possible director nominees, the Corporate Governance and Nominating Committee conducts its own inquiries and considers suggestions from other directors, management, shareholders and professional director search firms. The Committee's process for evaluating nominees identified in unsolicited recommendations from shareholders is the same as its process for unsolicited recommendations from other sources.

The Corporate Governance and Nominating Committee will consider nominees recommended by shareholders who submit their recommendations in writing to Chairman, Corporate Governance and Nominating Committee, care of the Corporate Secretary, Weatherford International plc, Weststrasse 1, 6340 Baar, Switzerland. Recommendations received by the dates set forth in the "Proposals By Shareholders" section on page 49 will be considered for inclusion in the slate of director nominees to be presented at the annual general meeting in the following year. Unsolicited recommendations must contain the name, address and telephone number of the potential nominee, a statement regarding the potential nominee's background, experience, expertise and qualifications, a signed statement confirming his or her willingness and ability to serve as a director and abide by our corporate governance policies, his or her availability for a personal interview with the Corporate Governance and Nominating Committee and evidence that the person making the recommendation is a shareholder of Weatherford.

The Corporate Governance and Nominating Committee believes that nominees should possess the highest personal and professional ethics, reputation, integrity and values and be committed to representing the long-term interests of our shareholders. Directors should have a record of accomplishment in their chosen professional field and demonstrate sound business judgment. Directors must be willing and able to devote sufficient time to carrying out their duties and responsibilities effectively, including attendance at and participation in Board and Committee meetings (which are held in Switzerland), and should be committed to serve on the Board for an extended period of time. The Corporate Governance and Nominating Committee will consider independence, diversity of viewpoints, backgrounds and experience, including a consideration of gender, ethnicity, race, country of citizenship and age in determining whether a candidate will be an appropriate fit with, and an asset to, the Board of Directors. When considering existing directors, the Corporate Governance and Nominating Committee evaluates their history of attendance at Board and Committee meetings as well as contributions and effectiveness at such meetings.

Rule 14a-8 under the Exchange Act addresses when a shareholder may submit a proposal for inclusion of a nominee for director in our proxy materials. Shareholders who do not comply with Rule 14a-8, but who wish to have a nominee considered by our shareholders at the Annual General Meeting, must comply with the deadlines and procedures set forth in our Articles. Please see "Proposals by Shareholders" in this Proxy Statement on page 49 for more information.

SHAREHOLDER ENGAGEMENT

We engage in regular and ongoing dialogue with our shareholders to gain valuable insights into the issues about which they care most. Our engagement with investors included representatives from Weatherford's management and several of these conversations also included members of the Board. Shareholder feedback has been shared with us and we take these comments under advisement.

Since 2014, we have consistently enhanced our compensation and governance programs, as well as disclosure enhancements throughout our proxy statements. In addition, we consider the results of the advisory vote on executive compensation at our annual general meeting. At our 2017 meeting, all of our directors were re-elected and 90% of votes cast were in support of our executive compensation program. We continue to engage with our shareholders regarding executive compensation and other matters. To go beyond reporting requirements, in recent years, we have created a dedicated Annual General Meeting website and a dedicated section of the website that provides an opportunity for shareholders and other interested parties to provide feedback on our disclosures and ask questions to be considered by the Board. Please visit and/or provide feedback at this website at *www.weatherfordannualreport.com*.

COMMUNICATION WITH DIRECTORS

Any shareholder or other interested party that desires to communicate with the Board of Directors or any of its specific members, including the Chairman or the directors as a group, should send their communication to the Corporate Secretary, Weatherford International plc, Weststrasse 1, 6340 Baar, Switzerland. All such communications will be forwarded, as appropriate, to the members of the Board.

We welcome input from our institutional and individual shareholders, regardless of the number of shares owned. Shareholders may also direct their comments to our U.S. Investor Relations Department at 2000 St. James Place, Houston, Texas 77056 or telephone +1 (713) 836-4000.

DIRECTOR COMPENSATION

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company, including the number and location (Switzerland) of meetings, as well as the level of knowledge and experience that we require of and expect from each member of our Board. Our Corporate Governance and Nominating Committee is responsible for reviewing and structuring our compensation policy regarding fees and compensation paid and granted to our directors.

In March of 2017, the Corporate Governance and Nominating Committee undertook a comprehensive evaluation of director fees. They considered the most recent peer group information, market practice and information provided by Meridian Compensation Partners ("Meridian"), our compensation consultant, as well as the pros, cons and economics of meeting fees (previously used) versus flat fees. They also considered the recent move to an independent Chairman of the Board. Ultimately desiring to simplify compensation, the Corporate Governance and Nominating Committee approved a flat fee of $135,000 per year, paid quarterly, with additional retainers as set forth below. The Corporate Governance and Nominating Committee also eliminated additional fees for Audit Committee members.

Type of Fee	2017 Amount
Additional Annual Retainer – Audit Committee Chairman	$22,500
Additional Annual Retainer – Compensation Committee Chairman	$17,500
Additional Annual Retainer – Corporate Governance and Nominating Committee Chairman	$15,000
Additional Annual Retainer – Health, Safety and Environment Committee Chairman	$15,000
Additional Annual Retainer – Chairman (split between cash and restricted share units)	$200,000
Board or Committee Meeting Attendance (per meeting)	$0

No board meeting attendance fees will be paid other than for special, non-regularly scheduled, meetings where a director is required to travel to Zug, Switzerland, in which case he or she will be paid $5,000.

Annual retainers are paid quarterly in advance. Meeting fees are paid after each meeting. We do not compensate Mr. McCollum, our CEO, for his service on the Board.

In addition to the fees described above, on September 21, 2017, we granted to each of the non-employee directors 44,685 restricted share units pursuant to our 2010 Omnibus Incentive Plan. All of these awards vest on the first anniversary of the grant, subject to earlier vesting in the event of the death or disability of the director or a change of control of the Company. Our Chairman was also awarded 24,155 restricted share units as one-half of his additional annual retainer. The Corporate Governance and Nominating Committee believes that providing a significant portion of overall Board compensation in the form of restricted share units aligns the interests of our directors with those of our shareholders.

Meridian has been retained by the Compensation Committee and the Corporate Governance and Nominating Committee as an independent compensation consultant to advise on compensation matters. Meridian provides the Corporate Governance and Nominating Committee with comparative market data regarding board compensation practices and programs; analyses of publicly available information on our peer group (see "Peer Group" in the CD&A section in this Proxy Statement); information regarding industry practices; as well as vesting and valuation information and analysis.

2017 DIRECTOR COMPENSATION

The following table sets forth the compensation paid to each of our independent directors for the year ended December 31, 2017. Information about Mr. Mark A. McCollum, our President and Chief Executive Officer, is listed in the 2017 Summary Compensation Table in this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)(1)(2)	All Other Compensation ($)(3)(4)	Total ($)
Mohamed A. Awad	126,500	184,996	50,829	362,325
David J. Butters (Retiring)	162,000	184,996	–	346,996
Roxanne J. Decyk	33,750	184,996	–	218,746
John D. Gass	157,150	184,996	–	342.146
Emyr Jones Parry	155,000	184,996	–	339,996
Francis S. Kalman	167,000	184,996	–	351,996
David S. King	33,750	184,996		218,746
William E. Macaulay	221,625	284,998	–	506,623
Angela A. Minas (Appointed in 2018)	–	–	–	–
Robert K. Moses, Jr. (Retiring)	149,250	184,996	200,000	534,246
Guillermo Ortiz	135,750	184,996	54,505	375,251
Robert A. Rayne (Retired in 2017)	80,625	–	–	80,625

(1) Each non-employee director other than Mr. Macaulay was awarded 44,685 restricted share units on September 21, 2017 at a grant date fair value of $184,996, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. Mr. Macaulay was awarded 68,840 restricted share units on September 21, 2017 at a grant date fair value of $284,998.

(2) As of December 31, 2017, aggregate outstanding restricted share unit awards for each non-employee director is set forth below.

Name	Aggregate Number of Restricted Share Units
Mohamed A. Awad	47,766
David J. Butters (Retiring)	44,685
Roxanne J. Decyk	44,685
John D. Gass	44,685
Emyr Jones Parry	44,685
Francis S. Kalman	44,685
David S. King	44,685
William E. Macaulay	68,840
Angela A. Minas	–
Robert K. Moses, Jr. (Retiring)	44,685
Guillermo Ortiz	44,685

(3) Amounts for Mr. Awad and Dr. Ortiz consist of social contribution and withholding taxes paid on behalf of certain directors due to their non-U.S. tax residence. We believe this compensation helps us attract and retain qualified international directors.

(4) Amounts for Mr. Moses represent his vested benefit distributed on January 3, 2017 in connection with and according to the terms of our discontinued Non-Employee Director Retirement Plan.

AGENDA ITEM 2 – RATIFY APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZE AUDITORS' REMUNERATION

The Board of Directors recommends that you vote "FOR" this proposal.

KPMG LLP and KPMG Chartered Accountants, Dublin (collectively, "KPMG") served as the independent and Irish statutory auditors, respectively, for Weatherford for the year ended December 31, 2017. The Board, upon the recommendation of the Audit Committee, is asking our shareholders to ratify the appointment of KPMG LLP as our independent registered public accounting firm and auditor for the year ending December 31, 2018 and KPMG Chartered Accountants, Dublin as our statutory auditor under Irish law to hold office until the close of the 2019 AGM and to authorize the Board of Directors, acting through the Audit Committee, to determine the auditors' remuneration. The selection of KPMG LLP as the independent registered public accounting firm for 2018 was approved by the Audit Committee on January 30, 2018.

An ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

Representatives of KPMG will be present at the Annual General Meeting to respond to any appropriate shareholder questions and will be given an opportunity to make a statement, if they so desire.

FEES PAID TO KPMG

The following table presents fees for professional audit services rendered by KPMG for the audit of the annual consolidated financial statements and statutory financial statements of Weatherford for the years ended December 31, 2017 and December 31, 2016 and fees billed for other services rendered by KPMG during those periods. All fees were approved by the Audit Committee pursuant to its pre-approval policy.

	2017	2016
Audit fees(1)	$16,330,000	$19,566,000
Audit-related fees(2)	18,000	19,000
Tax fees(3)	167,000	453,000
All other fees(4)	139,000	76,000
TOTAL	$16,654,000	$20,114,000

(1) Audit fees consist of professional services rendered for the audit of Weatherford's annual financial statements, the audit of the effectiveness of Weatherford's internal controls over financial reporting and the reviews of Weatherford's quarterly financial statements. This category also includes fees for issuance of comfort letters, consents, assistance with and review of documents filed with the SEC, statutory audit fees, work performed by tax professionals in connection with the audit and quarterly reviews and accounting consultations and research work necessary to comply with the standards of the Public Company Accounting Oversight Board (United States). Fees are presented in the period to which they relate versus the period in which they were billed.

(2) Audit-related fees include consultations concerning financial accounting and reporting matters not required by statute or regulation.

(3) Tax fees consist of non-U.S. tax compliance, planning and U.S./non-U.S. tax-related consultation.

(4) Other services performed include certain other advisory services and do not include any fees for financial information systems design and implementation.

AUDIT COMMITTEE PRE-APPROVAL POLICY

The Audit Committee has established a pre-approval policy for all audit and non-audit services to be provided by our independent auditor. There are two types of pre-approval. "General" pre-approval is based on pre-determined types of services. "Specific" pre-approval is required for certain types of services or if a service is expected to exceed budgeted amounts. "Specific" pre-approval must be obtained through direct communications with the Audit Committee or the Chairman of the Audit Committee, to whom the Audit Committee has delegated pre-approval authority. The Chairman must report any pre-approved decisions to the Audit Committee at its next scheduled meeting. During 2017, all audit and non-audit services performed by the independent auditor were subject to the pre-approval policy.

The Audit Committee has designated the Company's Chief Assurance Officer to monitor and report on the performance of all services provided by our independent auditor and to determine whether such services are in compliance with the pre-approval policy. Accordingly, the Chief Assurance Officer periodically reports to the Audit Committee regarding the results of her monitoring.

AUDIT COMMITTEE REPORT

February 12, 2018

The Audit Committee represents and assists the Board in providing independent, objective oversight of the Company's accounting functions and internal control over financial reporting. The Audit Committee acts under a charter which is available on the Company's website at www.weatherford.com under "Investor Relations," then "Corporate Governance," then "Corporate Documents," then Audit Committee Charter. The Board has determined that each member of the Audit Committee satisfies the requirements of the NYSE as to independence, financial literacy and expertise. In addition, each member of the Audit Committee qualifies as an independent director and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Irish Companies Act 2014.

Management is responsible for the Company's financial statements and the reporting process, including the system of disclosure controls and procedures and internal control over financial reporting.

KPMG LLP, the Company's independent registered public accounting firm, is responsible for expressing an opinion on the conformity of our financial statements with accounting principles generally accepted in the United States and on the effectiveness of the Company's internal control over financial reporting.

In discharging its oversight role, the Audit Committee has:

- reviewed and discussed with management the audited financial statements of Weatherford International plc as of and for the year ended December 31, 2017; and

- discussed with KPMG LLP the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees,* as amended, as adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP their independence.

The Audit Committee and the Board believe that, due to KPMG LLP's knowledge of the Company and the industry in which the Company operates, it is in the best interest of the Company and its shareholders to continue the retention of KPMG LLP to serve as the Company's independent registered public accounting firm. Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Audit Committee recommends that the Board ask the shareholders to ratify the appointment of the independent registered public accounting firm at the 2018 Annual General Meeting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Annual Report on Form 10-K of Weatherford International plc for the year ended December 31, 2017.

David J. Butters (Retiring)   Francis S. Kalman *(Chair)*   David S. King   Guillermo Ortiz *(Vice Chair)*

AGENDA ITEM 3 – ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

The Board of Directors recommends that you vote "FOR" this proposal.

We are asking our shareholders to approve, on an advisory basis, the compensation of our named executive officers ("NEOs") pursuant to Section 14A of the Exchange Act, as disclosed in this Proxy Statement. While this vote is not binding on our Company, the results of the vote on this proposal will be carefully considered by the Board and the Compensation Committee when making future executive compensation decisions.

We urge you to carefully review the Compensation Discussion and Analysis, or "CD&A," section in this Proxy Statement, as well as the 2017 Summary Compensation Table, other compensation tables and related narrative discussion for more information regarding the compensation of our NEOs. As described in those sections, our compensation program is designed and administered to:

- drive and reward strong business performance to create superior value for our shareholders;

- support key financial and strategic objectives through pay for performance;

- attract, retain and motivate individuals in key executive positions, while limiting non-performance based entitlements;

- provide a clear link between pay and performance, without encouraging excessive risk taking; and

- require our executives to focus on both the short-term and long-term performance goals of the Company.

We believe the information in this Proxy Statement demonstrates the successful design and implementation of a compensation program that aligns shareholders' and management's interests. Accordingly, the Board of Directors recommends that shareholders approve the program by approving the following resolution:

"RESOLVED, that the shareholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers disclosed pursuant to Item 402 of Regulation S-K, including the Executive Compensation section of the Proxy Statement for the Company's 2018 Annual General Meeting of Shareholders, which includes the Compensation Discussion and Analysis, the 2017 Summary Compensation Table and other executive compensation tables and accompanying narrative discussion."

An ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against,") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

A MESSAGE FROM YOUR COMPENSATION COMMITTEE

To our Fellow Shareholders,

In 2017 we appointed two new executives to lead Weatherford's transformation strategy: Mark A. McCollum, our President and Chief Executive Officer, and Karl Blanchard, our Executive Vice President and Chief Operating Officer. Messrs. McCollum and Blanchard bring vast industry experience and extensive financial and operational expertise to Weatherford, and join a leadership team that is committed to driving change that will ultimately deliver improved financial performance and sustained shareholder value.

A prerequisite to attracting exceptional talent is an executive compensation program that effectively aligns the interests of our executives with those of our shareholders over the long-term. To align those interests, equity awards were made to Messrs. McCollum and Blanchard upon joining; Mr. McCollum was granted restricted share units ("RSUs") and performance share units (split evenly) as well as a one-time RSU award of $3 million to replace value forfeited at his previous employer. Mr. Blanchard's initial equity award was weighted 75% (RSUs) and 25% performance share units as in inducement for joining. We view these awards, which are discussed in more detail below, as a necessary recruiting tool, and as a means to drive performance. Neither new NEO received a cash sign-on payment for joining Weatherford in 2017.

In the following Compensation Discussion and Analysis, you will see the details and rationale of our compensation program regarding our 2017 decisions. We remain steadfast in our commitment to pay for performance, and taking into consideration the views of our shareholders as we carefully oversee and administer our compensation program.

2017 PAY FOR PERFORMANCE ALIGNMENT

Base salaries	• The salaries of our two new leading industry executives, Messrs. McCollum and Blanchard, were discussed and evaluated extensively with our independent compensation consultant and set at competitive market rates. • Base salaries were not changed for any officers other than Mr. Mills, who received a market-based increase due to his critical skills and a desire for retention.
Limited payout of annual cash incentive compensation	• The performance objectives under our Executive Non-Equity Incentive Compensation Plan (the "EICP") were carefully selected to drive performance toward our strategic goals for the year. In 2017, our NEOs' objectives were based on generating revenue, EBITDA and free cash flow from operations as well as further reducing the Company's support ratio and maintaining focus on quality, individual objectives, and safety. In addition, a performance multiplier was included, as determined using a comparative performance matrix, based on the percentage changes in revenue, operating income and free cash flow. • As the Company achieved some objectives, executive officers were paid between 34% and 58% of his or her base salary as a bonus. • No cash sign-on bonuses were paid to NEOs joining the Company in 2017.
No vesting of performance share units	• The performance share units (the "PSUs") granted to our NEOs in 2017 vest in 1/3 annual tranches based on share price increases in each year of the three-year performance period over the baseline share price of $5.22 (the average of the closing share prices as of each trading day in December 2016). • Given that our closing share price during each trading day in December 2017 averaged less than $5.22, the PSUs did not vest. No current NEO has received any value from PSUs granted during his or her tenure.
Realized compensation less than reported compensation	• Although we believe we have made positive steps to position us for the future, our 2017 financial performance and share performance still fell below our objectives. As a result, our NEOs did not realize any value from 2017 performance-based share incentives. Further, over the past three years, our NEOs have experienced a significant pay differential between actual pay received and total compensation as reported in the 2017 Summary Compensation Table. We believe this result emphasizes the pay-for-performance nature of our compensation structure, which is designed to align executive reward with shareholder value creation.

COMMITTEE ROTATION

In 2017, we committed ourselves to reviewing our Board composition, and to pursuing opportunities for refreshment. Consistent with this goal, we added two new directors in September of 2017, including Ms. Roxanne J. Decyk, who joined the Compensation Committee. As such, in 2017, we believe the Compensation Committee has an excellent mix of new perspectives balanced with experience, continuity and historical understanding of our compensation philosophy and ongoing enhancements. We note that in 2017:

- Mr. Gass was appointed Chair of the Committee (after serving on the Committee since 2014) and brings continuity to the Committee, but with a new leadership role as Chair;

- Mr. Awad, who joined the Board in 2014, was added to the Committee in 2017;

- Dr. Ortiz remains on the Committee for continuity; and

- Ms. Decyk brings new experience and perspective to the Committee.

CONSIDERATION AND RESPONSE TO SHAREHOLDER FEEDBACK

We engage in regular and ongoing dialogue with our shareholders to gain valuable insights into the issues about which they care most. Our engagement with investors included representatives from Weatherford's management and several of these conversations also included members of the Board. Shareholder feedback and actions we have taken to improve our compensation are described further on page 23. In addition, we consider the results of the advisory vote on executive compensation at our annual general meeting. At our 2017 meeting, 90% of votes cast were in support of our executive compensation program compared to 70% in 2016. We continue to engage with our shareholders regarding executive compensation and other matters and welcome further dialogue.

COMPENSATION COMMITTEE REPORT

The Compensation Committee believes executive compensation should be clearly linked to performance, and Weatherford's executive pay program implements that belief. Our program is designed to hold our executives accountable for results and to reward them for achieving their targets. The Compensation Discussion and Analysis included below describes the Committee's decisions regarding our executives' compensation for 2017 and how those decisions support and implement our philosophy.

We have reviewed the Compensation Discussion and Analysis and discussed it with management and recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Mohamed A. Awad	Roxanne J. Decyk	John D. Gass (Chair)	Guillermo Ortiz

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") is designed to provide shareholders with an understanding of our compensation philosophy, core principles, and decision making process. It explains the compensation-related actions taken with respect to our NEOs who are identified in the 2017 Summary Compensation Table. Details regarding the compensation we paid to the NEOs for 2017 are found in the tables and narrative that follows them.

References to "current NEOs" in this section refer to our NEOs as of December 31, 2017, including Mr. Mills who will be departing the Company on April 15, 2018. Messrs. Shivram and Ruscev are excluded, as they departed the Company earlier in the year.

EXECUTIVE SUMMARY

COMPENSATION PRINCIPLES AND BEST PRACTICES

Our compensation program is designed to reward our NEOs for the achievement of strategic and operational goals and increases in shareholder value, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. We believe our program supports these goals, avoids objectionable pay practices, and engages in sound governance practices with respect to executive compensation.

WHAT WE DO

✓ **Pay for Performance.** We pay annual cash bonuses to NEOs only on the achievement of pre-determined and measurable objectives that benefit our Company and shareholders.

✓ **Share Ownership Guidelines.** Subject to a five year transition period, each of our NEOs must hold the equity equivalent in value of three times (or six times in the case of the CEO) their base salary.

✓ **Clawbacks.** We can recover performance-based compensation, both cash and equity, paid to executives but subsequently determined not to have been earned because financial results are restated, including if an officer has engaged in fraud, willful misconduct, or gross negligence that has directly caused or contributed to the need for a material restatement of our financial statements.

✓ **Double-Trigger Vesting.** The change of control provisions under our executives' employment or change of control agreements, as applicable, are "double-trigger" arrangements with respect to compensation other than equity awards.

✓ **Independent Compensation Committee and Compensation Consultant.** Only independent directors serve on the Compensation Committee. Additionally, the Compensation Committee engages an independent compensation consultant and meets with the consultant in executive sessions.

✓ **Annual Risk Assessment.** We conduct an annual comprehensive risk analysis of our executive compensation program with our independent compensation consultant to ensure that our program does not encourage inappropriate risk-taking. We also annually review a calculation of the shareholder value transfer and "burn rate" resulting from equity grants to ensure they are not excessive.

✓ **Reward Future Performance.** 2017 RSU and PSU awards vest ratably over a three-year period and reward for sustained future performance rather than past behavior. Performance awards do not vest if our share price does not increase. In 2018, we have changed PSU awards to a three-year cliff in lieu of annual 1/3 vesting.

✓ **Peer Group Comparison.** We compare our executives' total compensation to a consistent peer group for market comparable data. We evaluate that peer group annually to ensure that it remains appropriate, and we add or remove peers only when clearly warranted.

WHAT WE DO NOT DO

X **Discretionary Bonuses.** We do not pay discretionary bonuses except in the case of extraordinary achievement or sign-on bonuses.

X **Guaranteed Bonuses.** We do not pay guaranteed bonuses and we do not pay multi-year bonuses.

X **Automatic Base Salary Increases.** Our NEOs base salaries are reviewed annually and are not automatically increased each year.

X **Tax Gross-Ups.** We do not provide tax gross-ups related to Section 280G or Section 409A of the Code.

X **Hedging Company Stock.** We prohibit our executives and directors from engaging in hedging or derivative transactions involving our shares.

X **Pledging Company Stock.** We prohibit our executives and directors from pledging shares, subject to certain exceptions. No executives or director nominees currently pledge any of their shares.

X **Employment Agreements.** In 2015, we stopped entering into employment agreements with executive officers. In January of 2018, we gave notice of non-renewal under our five remaining employment agreements to each applicable corporate or executive officer who had a legacy employment agreement, including Mr. Mills.

SETTING THE STAGE FOR OUR FUTURE

The year was marked by significant focus on planning and delivering tangible results to reinforce our Company's position as a strong, viable, and innovative industry leader.

ACTIONS	RESULTS
MARCH 2017 Announced new President and CEO, **Mark A. McCollum**	**Gained an accomplished and respected leader with:** ● Extensive financial and executive leadership experience in the oilfield industry ● Deep knowledge of the oilfield services market and how to navigate its challenges ● Strong commitment to driving financial discipline and improving organizational health
APRIL 2017 Established our **mission and core values**	**Re-energized and united our workforce by building a common One Weatherford culture focused on:** ● Ethics and integrity ● Discipline and accountability ● Flawless execution ● Collaboration and partnership ● Innovation and technology leadership ● Commitment to sustainability
AUGUST 2017 Welcomed new Executive Vice President and Chief Operating Officer, **Karl Blanchard**	**Unified previously siloed segments of the business under a leader with:** ● More than 35 years of experience in the oilfield services sector ● Extensive track record of delivering operational excellence, strong financial performance, and disciplined growth ● Deep understanding of how to capitalize on technology portfolios
NOVEMBER 2017 Completed organizational realignment, paving the way for a transformation that is targeted to yield **$1B in improved earnings** within 18–24 months	**Marked the start of our transformation, which will:** ● Redefine the way we operate from a number of aspects, including operations, supply chain, manufacturing, sales, and functional support ● Improve profits by further lowering our support-cost ratio, rationalizing our manufacturing footprint, enabling more disciplined supplier management, realizing field efficiencies, and gaining additional market share ● Encourage integration and create synergies
NOVEMBER 2017 — NOVEMBER 2019 Define our path to **sustainable growth**	**Created a comprehensive corporate transformation plan that includes:** ● Sale of U.S. hydraulic fracturing business — $430M (complete) ● Sale of land drilling rigs business ● Further non-core divestitures ● Additional cost savings ● Improved profitability

OUR RESULTS

Our 2017 accomplishments lay the critical foundation for change in 2018 and beyond as we continue on our path to delivering improved financial performance and long- term shareholder value.

» REFRESHED OUR LEADERSHIP TEAM

» LOWERED OUR SUPPORT RATIO

» REDUCED NONPRODUCTIVE TIME

» POSITIONED OURSELVES TO ACHIEVE SIGNIFICANT COST SAVINGS

» REDEFINED OUR CULTURE AND FOCUSED ON ORGANIZATIONAL HEALTH

» DIVERSIFIED OUR BOARD

» MONETIZED NON-CORE ASSETS

KEY ELEMENTS OF EXECUTIVE COMPENSATION

Weatherford's compensation program is designed to reward executives for the achievement of strategic and operational goals as well as increased shareholder value. Our executive officers receive their maximum reward opportunity only if Weatherford performs exceptionally well and our shareholders benefit from that performance. The primary elements of total compensation are base salary, annual non-equity (cash) incentives and long-term equity awards, consisting of both PSUs and RSUs. We also provide our NEOs certain retirement and benefit plans, as well as limited perquisites, which are described in detail under "Elements of our Executive Compensation Program" beginning on page 24. The following tables summarize the primary elements of our NEOs' compensation package.

Compensation Element	Objective	Key Features	Performance-Based
Base Salary	Provides regular income at reasonable, competitive levels, reflecting scope of responsibilities, job characteristics, leadership skills and experience	Reviewed annually and subject to adjustment based on individual performance, experience, leadership and market factors	No, but increases are not guaranteed
Annual Cash Incentive	Rewards contributions to the achievement of annual targets and individual performance; focuses attention on key operational, functional and financial measures	Compensation Committee establishes performance measures to align performance relative to goals, ultimately driving shareholder value	Yes, pays out based on achievement of measurable pre-established goals; will not pay out if goals are not met
Performance Share Units (PSUs) Long-Term Equity Awards	Correlates realized pay with increases in shareholder value in absolute terms over the long term	In periods of low shareholder return, executives realize little or no value; in periods of high shareholder return, executives may realize substantial value	Yes, pays out only based on increased shareholder value; may not vest depending upon shareholder return
Restricted Share Units (RSUs) Long-Term Equity Awards	Incentivizes management contributions to long-term increases in shareholder value; helps to retain executives in the competitive energy market	A portion of executive compensation is paid in equity, and value is realized based on future share price; provides a direct correlation of realized pay to changes in shareholder value	Yes, value increases or decreases in correlation to share price

BASE SALARY

No increases to base salaries were made in 2017 for any NEO, other than Mr. Mills, who received a market-based increase due to his critical skills and a desire for retention. Salaries for new officers, Messrs. McCollum and Blanchard, were set using market information, peer comparisons and their significant level of experience. In attracting these industry-leading executives to join Weatherford in a time of transition, the Compensation Committee worked with Meridian to focus on setting compensation in a manner to both be competitive and incentivize performance, and to be consistent with Weatherford's overall philosophy and strategic objectives.

LONG-TERM EQUITY AWARDS

We structure our executive compensation program to align pay with performance. For example, the average of the closing share prices as of each trading day in December 2017 was $3.62. As this price did not exceed the performance goals under the terms of 2015, 2016 and 2017 performance awards for our executive officers, no shares were issued in settlement of the 1/3 tranche of PSUs awarded in 2015, 2016 and 2017 that were eligible to vest based on 2017 performance. As the Company has continued to be affected by the industry downturn, our current NEOs have not realized any value from PSUs awarded during any of their tenure as an NEO, illustrating the Compensation Committee's rigorous focus on requiring improved performance. Please see additional information below, including, for 2017, the value of our current CEO's PSU grant.

	2013	2014	2015	2016	2017
Reported value of CEO PSU grant	$7,435,940	$3,515,981	$5,313,564	$3,302,102	$3,449,725
Summary of metrics	Stock price increase; 3-year cliff	Stock price increase; measured each year for 3-years			
Realized Value of PSUs to date	$0	$0	$0	$0	$0

ANNUAL CASH INCENTIVES

For 2017, the Committee evaluated the Company's ongoing performance and adopted metrics that were designed to reflect the Company's goals and focus on the key strategies and objectives. These metrics were used for the purposes of determining our NEO's non-equity (cash) incentive awards. Performance related to these goals is summarized and highlighted below and further described and explained on page 26.

OUR 2017 PERFORMANCE

$5.7 BILLION **REVENUE**	$413 MILLION **EBITDA**	NEGATIVE **FREE CASH FLOW**	**SUPPORT RATIO** REDUCED TO 30%	**QUALITY** NONPRODUCTIVE TIME REDUCED 23% YOY	**SAFETY** TRIR / VPR	INDIVIDUAL **QUALITY**
ABOVE THRESHOLD ACHIEVEMENT	**BELOW THRESHOLD ACHIEVEMENT**	**BELOW THRESHOLD ACHIEVEMENT**	**SUPERIOR ACHIEVEMENT**	**ABOVE TARGET ACHIEVEMENT**	**BELOW THRESHOLD ACHIEVEMENT**	**THRESHOLD TO SUPERIOR ACHIEVEMENT**

REPORTED AND REALIZED COMPENSATION

The chart below further illustrates our pay for performance of our current CEO and current NEOs. As shown, total reported compensation for 2017 as set forth in the 2017 Summary Compensation Table of this Proxy Statement, is compared to the total amount of compensation realized during such periods.

The realized compensation set forth below includes long-term incentive awards (RSUs and PSUs), only to the extent they vested (or restrictions lapsed) during 2017. The realized value of vested stock is included based on the closing price on the date of vest, which, for our RSUs, differs from value at the date of grant. The realized value of our PSUs is zero, because our PSUs did not vest based on not reaching performance targets included in such PSUs. In addition, over the past three years, no NEO realized the total compensation reported in the 2017 Summary Compensation Table.



CEO
Reported vs. realized compensation, 2017:

$ 10.5 million
~90% differential
$ 1.0 million
Reported Compensation — Realized Compensation



ALL OTHER NEOs COMBINED
Reported vs. realized compensation, 2017:

$ 12.1 million
~63% differential
$ 4.5 million
Reported Compensation — Realized Compensation

SHAREHOLDER OUTREACH AND RESULTS

We engage in regular and ongoing dialogue with our shareholders to gain valuable insights into the issues about which they care most. Our engagement with investors included representatives from Weatherford's management and several of these conversations also included members of the Board. Shareholder feedback on subjects including CEO transition, executive compensation, M&A activity and other matters have been shared with us and we take these comments under advisement. The results of our discussions are generally reported to the Board as well as to the applicable Committees, including our Compensation Committee.

In addition, we consider the results of the advisory vote on executive compensation at our annual general meeting. At our 2017 meeting, 90% of votes cast were in support of our executive compensation program compared to 70% in 2016. We continue to engage with our shareholders regarding executive compensation and other matters and welcome further dialogue.

Since 2014, we have implemented the following changes to our compensation program, as well as disclosure enhancements throughout the CD&A:

- Taken a rigorous, market-based compensation approach for our new CEO;

- Eliminated future employment agreements and provided non-renewal notices for all remaining employment agreements;

- Negotiated tailored arrangements to induce new executives and standardized our executive severance guidelines;

- Increased the percentage of performance-based awards relative to total incentives;

- Used a comparative peer performance metric as a component, or, in 2017, a multiplier for our annual cash incentive;

- Standardized our share price measurement date for our PSUs to a 30-day average;

- Changed our PSUs awarded in 2018 to a three-year cliff vesting; and

- Reviewed and revised our peer group in line with a changing market environment for talent and a changing industry.

COMPENSATION PHILOSOPHY AND OBJECTIVES

The Compensation Committee follows a pay for performance philosophy in our executive compensation structure. The Committee's objective is to provide compensation to our executive officers at a level and in a manner that is intended to maximize shareholder value and be market competitive. Additionally, the short-term and long-term interests of our executive officers should be aligned with those of our shareholders. Our program is designed to:

- drive and reward strong business performance to create superior value for our shareholders;

- support key financial and strategic objectives through pay for performance;

- attract, retain and motivate individuals in key executive positions, while limiting non-performance based entitlements;

- provide a clear link between pay and performance, without encouraging excessive risk taking; and

- require our executives to focus on both the short-term and long-term performance goals of the Company.

For 2017, the Committee approved base salary, annual performance compensation, and long-term incentive compensation for each NEO that was intended to be competitive with our peer group. Further, in setting the compensation of our NEOs, the Committee also took into consideration historical and individual circumstances, including our desire to attract new talent during a time of management transition. Factors also considered include tenure and experience, individual performance, anticipated future contributions, retention factors, including apparent career alternatives for each individual, and the availability of comparable data for certain positions.

The Committee believes a majority of executive compensation should be "at risk" — that is, the ultimate, realized value of the compensation is tied to the Company's financial and equity performance. During periods when our financial performance meets or exceeds established objectives, we believe that NEOs should be rewarded under the incentive compensation programs for their efforts in achieving our goals. Likewise, when our performance does not meet the established goals, incentive compensation may be reduced.

ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

Our compensation program is designed to reward our NEOs for the achievement of strategic and operational goals as well as increased shareholder value, while avoiding excessive risk-taking. Below is a detailed discussion and analysis of each component of our executive compensation for our NEOs for 2017. All information should be read in conjunction with our 2017 Summary Compensation Table on page 37.

For illustrative purposes, below is the compensation mix for our CEO and other NEOs, based on compensation information set forth in the 2017 Summary Compensation Table but excluding, to illustrate our general program design, the $3 million RSU inducement grant made to our current CEO. Additionally, the non-equity (cash) incentive is shown pro forma, using a target bonus to more accurately illustrate the at risk component of compensation. PSUs and RSUs are measured using the grant date fair value as set forth in the Grants of Plan-Based Awards table.



2017 CEO COMPENSATION MIX
Base Salary 9%
Other <1%
At Risk or Performance Based 91%
With bonus at target
Restricted Share Units 38% *
Performance Share Units 43%
Non-Equity (Cash) Incentive 10% **

2017 OTHER NEO COMPENSATION MIX
Base Salary 15%
Other 6%
At Risk or Performance Based 79%
With bonus at target
Restricted Share Units 37%
Performance Share Units 28%
Non-Equity (Cash) Incentive 14% **

* Excludes $3 million RSU inducement award to our CEO.

** Non-Equity (Cash) Incentives are shown at target; actual amounts paid are set forth in the Summary Compensation Table on page 37 and, as a percentage of total compensation, were 3% for the CEO and 7% for the other current NEOs.

Percentages are rounded to nearest whole number

BASE SALARY

Base salary provides a fixed level of compensation to the executive that is representative of his or her skills, responsibilities and experience. Base salaries for our executive officers are reviewed annually. Proposed changes to base salaries are reviewed by the Compensation Committee following recommendations from the CEO (excluding his own base salary) and the Vice President of Human Resources. The Committee does not rely on predetermined formulas or criteria when evaluating executive base salaries, but considers comparable market data provided by its independent compensation consultant. The Committee also considers individual contributions, retention and succession planning concerns in setting base salaries.

The table below shows the annual base salaries of the current NEOs effective after adjustments for the applicable year. Where adjustments were made during the year or where an executive officer joined mid-year, these amounts are different than the actual amount paid for the entire year. In light of the extreme client pricing pressures, lower activity and continuing energy industry decline, in March of 2016, all of our NEOs' base salaries were reduced by 10% from April 1, 2016 until December 31, 2016. As the reductions were intended to be temporary during the downturn, they were restored to approved levels in 2017. See the 2017 Summary Compensation Table for the actual amounts paid.

Executive	2016 Salary	2017 Salary	2018 Salary
Mr. McCollum	—	$1,000,000	$1,000,000
Mr. Bausch	$625,000	$ 625,000	$ 650,000
Mrs. Ibrahim	$562,500	$ 625,000	$ 625,000
Mr. Blanchard	—	$ 700,000	$ 700,000
Mr. Mills	$315,000	$ 400,000	$ 400,000

With respect to each individual's salary:

- Mr. McCollum joined the Company in April 2017. His salary was determined when he joined the Company based on market information and factors, his wealth of industry and executive leadership experience, the need to attract a premier chief executive officer with the ability to drive significant financial and operational performance, and the value he was giving up at his previous employer. No increase was made for 2018.
- Mr. Bausch joined the Company in May 2016 and was promoted to Executive Vice President and Chief Financial Officer in December 2016. Mr. Bausch's salary was determined when he was promoted based on his elevation to Chief Financial Officer, market factors, including a thorough evaluation of compensation information of our peers, his industry and financial experience and his background. No increase was approved in 2017; however, a modest increase has been made in 2018 based on market factors and a desire for retention.
- Mrs. Ibrahim's salary was determined when she joined the Company in May of 2015 based on market factors, her significant leadership, legal and industry experience, the importance of the general counsel role to Weatherford, the departure of the prior general counsel, and the value she was giving up by leaving her previous employer. Her salary was decreased in 2016 due to the industry downturn and restored in 2017. No increase was made for 2018.
- Mr. Blanchard joined the Company in August 2017 and his salary was determined when he joined the Company based on market factors, his significant industry experience, the desire to attract a highly effective industry and operational leader to the Company, and other opportunities available to him. No increase was made for 2018.
- Mr. Mills became a NEO in 2016. His salary has been set based on market factors, responsibilities and the total personal contributions he has made to the Company. His salary was decreased in 2016 due to the industry downturn and increased in the first quarter of 2017 due to market factors, his critical skills and a desire for retention, as well has his significant contributions to the Company during 2016. No increase was made for 2018.

SIGN-ON BONUSES

While our Company does not have a policy of paying sign-on bonuses, the Company will consider one-time sign-on bonuses to induce certain employees (including executives) to join the Company. No cash sign-on bonuses were paid to NEOs joining the Company in 2017.

OTHER SUPPLEMENTAL PAYMENTS

In connection with his promotion to, and for acting as, interim CEO of the Company during a portion of 2017, Mr. Shivram was paid a supplemental quarterly cash payment of $400,000, prorated from November 9, 2016 to March 6, 2017. Mr. Shivram was also eligible for an additional performance bonus of up to $1.5 million, based on the successful achievement of certain measurable (non-discretionary) objectives during his service as interim CEO. These objectives included two separate successful equity raises of up to a certain dollar amount, a debt raise of up to $500 million, and certain actions related to the Company's pressure pumping leases. Each objective was given a 25% weight. A payment of $1,125,000 out of a possible $1,500,000 based on achievement of three of the four objectives was made on June 6, 2017. An additional payment of $375,000 was made for his significant contributions to the Company during his interim service as CEO. These payments were made 90 days after the Company's permanent CEO was named. Payment would have been forfeited if Mr. Shivram voluntarily terminated his employment prior to the Company's permanent CEO being named.

In deciding to provide Mr. Shivram with the foregoing additional compensation amounts, the Committee considered the following: Mr. Shivram's vast industry experience, operational expertise, and financial acumen; the need to compensate him during an uncertain period while the Board conducted a thorough CEO search; a focus on increased compensation, in-line with peer company chief executive officers, *without* an increase in potential retirement or severance benefits under his existing employment contract; ensuring that at least 50% of the additional compensation was tied to achievement of key and critical short-term objectives needed for the ongoing success of the Company, especially in light of the downturn and need to aggressively manage the Company's capital structure and provide the market with confidence following the former CEO's departure; and requiring payment of the additional bonus amounts only 90 days after the selection of a non-interim chief executive officer, thus allowing for a period of time to pass in the event he was not named chief executive officer and the Company requested he serve during a transition period to facilitate a smooth handover of responsibility.

ANNUAL CASH INCENTIVE COMPENSATION

Our annual cash incentive compensation is generally structured to deliver payouts in line with market multiples when performance targets are achieved or exceeded. During the first quarter of each year the Committee establishes the terms of any awards under our Executive Non-Equity Incentive Compensation Plan (the "EICP"), including the financial metrics and goals for each award. While the EICP awards for NEOs are determined primarily based on predetermined formulaic financial metrics aligned with the Company's strategic and financial goals, an executive's individual performance or specific function and functional objectives have also been taken into account when the Committee establishes the performance metrics.

2017 TARGET GOALS

For each metric under the EICP, the Committee establishes objective goals at three levels: threshold, target, and superior, as further described below. The goal is expressed as a percentage of base salary in effect at the end of the plan year, with a percentage determined for achievement of threshold, target, or superior level. If our results fall between levels, the award payment is determined by linear interpolation to derive the percentage of base salary that will be paid in respect of such award.

	THRESHOLD	TARGET	SUPERIOR
	Threshold is the entry-level of performance under the EICP, established so that smaller awards will be earned for satisfactory performance short of target.	Target represents a strong, but achievable, level of performance that will increase shareholder value.	Superior represents an extraordinary level of performance that will substantially increase shareholder value.
Mr. McCollum	60%	120%	180%
NEOs other than Messrs. McCollum and Mills	50%	100%	150%
Mr. Mills	37.5%	75%	112.5%
	Excluding CPM Multiplier (described below)		

2017 OBJECTIVES, METRICS, FORMULA, AND PAYOUT

To set the objectives for 2017, the Committee evaluated the Company's ongoing performance, market conditions, and officer performance and adopted metrics to ensure all of the Company's key focus areas were included in the objectives for its executive officer group. The 2017 performance goals were designed to bring focus by the executive officers on the following strategies and plans:

- responding to the continued downturn in the oil and gas industry;
- responding to the massive contraction in activity and reduction in pricing, including cost cuts and market share gains and losses; and
- focusing on recapture and growth of market share.

Key objectives arising from these strategies and set by the Committee are as follows:

- increasing revenue and EBITDA (defined below);
- generating positive free cash flow from operations;
- further reducing the Company's support ratio (the number of non-revenue-generating employees to the number of revenue generating employees);
- focusing on service quality, measured by reducing non-productive time (NPT); and
- maintaining focus on individual goals and safety performance, even in a continued downturn, as safety is of utmost importance to our Company, our employees, and our clients.

The Company also continues to strive to increase market share, measured by improvement of the Company's performance (using revenue, operating income and free cash flow) as compared to our key oilfield service company peers: Schlumberger, Halliburton, and Baker Hughes/GE, or our "Significant Peers." To focus on this measurement of performance, a comparative performance matrix was used to establish a multiplier on the payouts for the objectives set forth below (vs. an independent performance metric in prior years).

The targets for these objectives are also tied to internal budgets and expectations and require incremental improvement and continued savings. The Committee believes the targets set were rigorous, appropriate for our market and the shifting industry landscape, and are at or above market expectations.

The formula for payout is set as follows.



BASE SALARY	X	**METRICS** **25%** REVENUE **25%** EBITDA **25%** QUALITY/SAFETY/INDIVIDUAL **20%** FREE CASH FLOW **5%** SUPPORT RATIO	X	**ACHIEVEMENT** (THRESHOLD, TARGET OR SUPERIOR)	X	**CPM MULTIPLIER**	=	**TOTAL CASH PAYOUT**

The objectives for all NEOs are summarized as follows, including achievement results for each objective:

Applicable NEO	Metric	Weight	Threshold	Target	Superior	2016 Comparative	2017 Result	Achievement
All NEOs	Revenue	25%	$5,700 million	$6,266 million	$6,700 million	$5,749 million	$5,722 million	Above Threshold
	EBITDA	25%	$500 million	$750 million	$1,000 million	$250 million	$413 million	Below Threshold
	Free Cash Flow	20%	$0 million	$230 million	$410 million	(Negative $352 million)	(Negative $447 million)	Below Threshold
	Support Ratio	5%	34%	32%	30%	35%	30%	Superior
Mr. McCollum and Mr. Blanchard	Service Quality (NPT)	10%	0.59%	0.57%	0.54%	0.67%	0.55%	Between Target and Superior
	Safety-TRIR	10%	0.35	0.34	0.33	0.35	0.37	Below Threshold
	Safety-VPR	5%	3 audits	4 audits	5 audits	N/A	1.9 audits	Below Threshold
Mr. Bausch, Mr. Mills and Mrs. Ibrahim	Quality-Individual Goals	25%		See below				Threshold through Superior
All NEOs	Comparative Performance Matrix (CPM)	Multiplier	Score of 3: 1.33x / Score of 6: 1.15x	Score of 4: 1.25x / Score of 7-9: 1.00x	Score of 5: 1.2x / Score of 10-12: All payouts capped at target levels	11	7	1.00x

Details for each objective are as follows:

Revenue. Increasing Company revenue was a key objective for 2017. Revenue is calculated for the fiscal year and based on the Company's GAAP results. While the Company's reported GAAP revenue was $5,699 million, the Compensation Committee approved an adjustment to GAAP reported revenue in an amount equal to $23 million, due to an unforeseen accounting change for the revenue recognition of a customer in Venezuela, Petróleos de Venezuela, S.A. ("PDVSA"). The accounting change determined that the duration of time expected to collect accounts receivable from PDVSA significantly exceeds the contractual payment terms and was determined to represent an implied financing arrangement, requiring the Company to record a discount to the revenue reflecting the time value of money. This change in revenue recognition was not anticipated when the Compensation Committee set revenue metrics (which were expected to include the full amount of PDVSA revenue), and the Committee approved the relatively small adjustment so as to not unfairly penalize the NEOs.

EBITDA. Like revenue, increasing the Company's EBITDA was a key objective for 2017. EBITDA is a non-GAAP financial measure, and represents earnings before interest, taxes, depreciation and amortization; the amount was calculated as provided in the Company's publicly available year-end earnings release.

Free Cash Flow (FCF). The Committee carefully reviewed past performance, the Company's outlook, strategy and enterprise goals and noted that in 2014, 2015 and 2016 the Company had not achieved free cash flow objectives. They determined the free cash flow metric was important to the Company's investors and generally viewed as a measure of financial success and ability to reduce debt. In setting dollar thresholds, the Committee evaluated historical performance and information used by the Company's investors for evaluating performance as well as internal projections and expectations. Specifically, "free cash flow" means net income from continuing operations before charges and credits, plus depreciation and amortization, plus or minus movement in working capital accounts (accounts receivable, inventories and accounts payable), minus capital expenditures. Acquisitions and divestitures and exceptional items such as government fines, large legal settlements and devaluations are excluded from the FCF calculation.

Support Ratio. For 2017, as in 2015 and 2016, cost reductions continued to be a key focus in the ongoing downturn. Reductions in the support ratio (the number of non-revenue-generating employees to the number of revenue generating employees) was a continued focus to further align the organizational structure to substantially reduce overhead in all forms, rationalize support functions, eliminate duplicate staff, and de-layer the organization. Reduction in support ratio is also designed to drive financial achievement should the industry rebound, and accelerate profitability. All NEOs were given this metric other than Mr. Mills, who had an individual support cost metric related to achieving his functional support cost and budget reductions. Achievement for 2017 for all NEOs other than Mr. Mills was superior. On functional support costs, Mr. Mills achieved above target, with costs slightly under his cost budget.

Service Quality. One of the key elements to achieve the Company's objective of recapturing and increasing market share is service quality. A key measure of service quality in our industry is nonproductive time (NPT) expressed as a percentage of total operating time; the lower the percentage, the better the performance. Metrics were set based on industry standards and client feedback provided to the Company.

Safety. In our industry and our Company, safety performance will always be of paramount importance. For 2017, the metrics were split between total recordable incident rate (TRIR) and verified participation rate (VPR).The TRIR metric is calculated by multiplying the total number of recordable incidents by 200,000 and dividing by the hours worked. It was included to replace prior metrics of lost time incident rate (LTIR) and preventable vehicle incident rate, as all injuries are unacceptable to the Company. The TRIR metric broadened the Company's safety focus and was found to be appropriate given the Company's safety maturity—having improved performance in prior years in LTIR to a point where it is difficult to make significant improvements that are meaningful to the Company's safety record.

The VPR metric is calculated by analyzing our proprietary safety smartphone application, or "app," and by dividing the total number of verified app audits by the total number of verified app users. This metric was specifically designed to drive leadership engagement in safety and quality across the organization. The safety app allows management a template to perform onsite QHSE mini-audits in the field and workshop locations.

Individual Metrics. Functional objectives deemed important for each role were set for certain NEOs as described below.

Mr. Bausch. Mr. Bausch's personal objectives related to: (i) M&A transactions (5%), (ii) internal controls reporting (5%), (iii) integrated projects (5%), (iv) global business support center enhancements (5%), and (v) talent management (5%). Target was achieved for all objectives, except internal controls which was below threshold.

Mrs. Ibrahim. Mrs. Ibrahim's personal objectives related to: (i) reduction in legal spend (10%), (ii) career development and training (5%), (iii) onboarding and competency assessment for members of the legal department (5%), and (iv) legal department improvement (5%). Superior was achieved for each objective.

Mr. Mills. Mr. Mills' personal objectives related to: (i) global business support center (5%), (ii) reporting simplification and standardization (5%), (iii) intercompany accounting projects (5%), (iv) revenue recognition developments (5%), and (v) talent management (5%). Target was achieved for objectives (i) and (iv). Superior was achieved for objectives (ii) and (v). Achievement for objective (iii) came in between target and superior.

Comparative Performance Matrix (CPM) Multiplier.

As in 2015 and 2016, the Committee decided to use the CPM metric in 2017 to measure performance improvement compared to Significant Peers as the Company continued to focus on capturing market share. The CPM is included as a means of capturing growth not measured by a narrow focus on dollar targets. In 2017 it was removed as a standalone metric and converted to a multiplier to further incentivize performance as a "stretch" goal so our NEOs would be rewarded for year-over-year performance improvements relative to our Significant Peers, especially given 2016 CPM performance below threshold.

Specifically, the CPM structure measures the year-over-year change in revenue, operating income and free cash flow, in each case measured as a percentage change, for the Company and our Significant Peers. Revenue, free cash flow and operating income rankings from one (best achievement) to four (worst achievement) are summed to get a total CPM score, with the best score being three (i.e., a "one" in each category) and the worst score being a twelve (i.e., a "four" in each category).

The Company scored a 7 for 2017, consisting of a score of 3 in revenue, 2 in free cash flow, and 2 in operating income (or profitability).

While the Committee evaluates a larger group of peers when determining compensation for our NEOs, the Committee continues to believe the Significant Peers are most relevant and appropriate competitors for this measurement and evaluating the Company's ability to capture market share. Our clients (whether independent or national oil companies), the financial sector, and our investor community are most interested in our performance against these Significant Peers. It is with these companies that Weatherford shares the greatest similarity in business purpose within the oilfield services sector, has the most similar client base and competes most directly for talent. These Significant Peers are all integrated oilfield service companies with truly international footprints against which Weatherford's performance is measured by industry analysts. To include other companies outside of this Significant Peer group would include oil and gas operators and pure oil field manufacturers, against which our performance would be most difficult to measure accurately and with which we do not have the same symbiotic business purpose or strategic alignment. Providing non-equity (cash) compensation for performance measured against this Significant Peer group is more rigorous than if we were to expand the population, especially given the Company's last-place standing in the CPM metric against the Significant Peers when this metric was implemented, only reaching the threshold score in 2015, and not achieving threshold in 2016.

In summary, payout for current NEOs as a percentage of base salary is:

| NEO | Metrics Exceeding Threshold Achievement | | | | Cash Incentive Percent |
	Revenue	Support Ratio / Costs	Service Quality	Individual Goals	
McCollum	15.6%	9%	16%	N/A	40.6%(a)
Bausch	13%	7.5%	N/A	20%	40.5%
Ibrahim	13%	7.5%	N/A	37.5%	58%
Blanchard	13%	7.5%	13.3%	N/A	33.8%(a)
Mills	9.7%	4.7%	N/A	23%	37.4%

(a) As per the terms of the EICP plan, the amounts paid were prorated to reflect the date the executives joined the Company.

OTHER INFORMATION

Payment Timing. Cash award payments under the EICP were made in February 2018 after the public release of our year-end financial results and after determination of the award payments by the Committee. No award payment is made until the calculation of the payment award is approved by the Committee. Plan awards earned for a given year generally are paid in February or March of the following year. Awards are paid in cash in the currency in which the NEO is ordinarily paid.

Adjustments. In the event of unforeseen developments, the Committee may determine that modifying the EICP, the goals or the potential award payments would provide more appropriate incentives for executives. The Committee does not intend to exercise this discretion except in extraordinary circumstances and exercised this discretion only once in 2017 as described under "Revenue" above. The Committee has reserved this right, in its sole discretion, to adjust the performance goals under the EICP to reflect: (1) a change in the business, operations, corporate or capital structure; (2) a change in the manner in which business is conducted; or (3) any other material change or event which will impact one or more performance goals in a manner the Committee did not intend, as was the case for the revenue adjustment described above.

LONG-TERM EQUITY INCENTIVE COMPENSATION

Long-term equity incentives are designed to motivate management to enable the Company to achieve long-term performance improvements and serve to link a significant portion of compensation to shareholder returns. The Company issues awards of long-term equity compensation from time to time consistent with the objectives and philosophy of our compensation programs under our 2010 Omnibus Incentive Plan, as amended, and approved by our shareholders. We generally grant long-term equity awards annually in the first quarter to incentivize future performance.

FORMS OF LONG-TERM INCENTIVES

Long-term incentive awards provide our NEOs with a benefit that increases only when the value of our shares increases, which aligns their interests with increasing shareholder value. Long-term incentives are equity-based and include restricted share units ("RSUs") and performance share units ("PSUs"). In determining the form or forms of award grants, the Committee considers, among other factors, the role of the executive and the ability of the executive to impact our success, as well as the appropriateness of a particular security to the individual executive.

- **RSUs** motivate our NEOs to strive for share price appreciation, as they are granted in an amount based on the closing share price on the date of grant, and the executive realizes value only when the units vest and the underlying shares are delivered. Except as provided below, RSUs generally vest in equal annual installments over a period of three years. Upon vesting, the holder of RSUs receives one ordinary share for each unit that vested. Holders of RSUs do not have voting rights or dividend participation rights until delivery of the underlying shares.

- **PSUs** have higher possible returns and also higher risk when compared to the various forms of awards available to the Committee to grant. PSUs provide an even stronger correlation to shareholder value, as they vest, if at all, as to a number of shares depending on achievement of specified performance targets. Except as provided below, PSUs vest over a specified period of time, as determined for each award. PSUs awarded in 2015, 2016 and 2017 vest in three equal installments over a three-year period. This vesting schedule was adopted in 2014 (and continued in 2015, 2016 and 2017) to alleviate drastic movements, or volatility, in share price affecting abnormal payouts (high or low) based on a single, three-year stock performance measure. This was intended to smooth out the share price performance metric and any payouts that may occur through the vesting period of the PSUs. As a further improvement, the 2015, 2016, and 2017 PSU awards include a share price measurement period of each trading day in the month of December of the applicable calendar year which is used to set the share price performance target and to determine the actual performance result. In 2018, awards were changed to have a three-year cliff vesting.

With regard to vesting of RSUs and PSUs for Mr. Mills, who is the only current NEO who has an employment agreement, if his employment with the Company is terminated prior to the last vesting date by Mr. Mills for "good reason" or by the Company without "cause," the units that have not been forfeited to the Company will automatically vest. If Mr. Mills' employment is terminated for any other reason, any units with respect to which the forfeiture restrictions have not lapsed will be forfeited to the Company. With regard to vesting of RSUs and PSUs upon a change of control, any forfeiture restrictions that have not previously lapsed will lapse upon the occurrence of such event. See additional descriptions and definitions in "Other Generally Available Benefits and Other Compensation" on page 32.

DETERMINATION OF AGGREGATE VALUE OF AWARDS

In determining the total value of long-term incentive awards to be granted to each NEO, the Committee determines the award value as a nominal dollar amount in accordance with market data and considers, without giving particular weight to any specific factor, the position of the executive officer (both in terms of function and responsibilities), tenure, anticipated future contributions, and the long-term incentive compensation of similarly situated executives in our peer group. In determining the number of RSUs or PSUs to award, the Committee looks to the closing share price as of the date of grant.

GRANTS IN 2017

In 2017, the Company continued to focus on navigating the continued downturn and lowering cost structure. In January 2017, or, with respect to Messrs. McCollum and Blanchard, upon joining the Company, the Committee awarded long-term equity incentives at the values below to our NEOs, based on market comparisons, peer information, and the desire to retain or induce and motivate qualified executives, especially during a continued industry downturn and, with respect to Mr. McCollum, the value he was forfeiting at a previous employer. The Committee believes this mix of awards set forth below aligns the executive's mix of long-term incentives with awards in our peer group and ties an additional portion of NEO performance to an increase in the Company's share price, the metric used to determine whether PSUs vest.

Executive	2017 RSU Award(d)	2017 PSU Award(d)	2017 Total Award
Mr. McCollum(a)	$6,000,000	$3,000,000	$9,000,000
Mr. Bausch	$1,050,000	$1,050,000	$2,100,000
Mrs. Ibrahim	$1,000,000	$1,000,000	$2,000,000
Mr. Blanchard(b)	$2,100,000	$ 700,000	$2,800,000
Mr. Mills(c)	$ 700,000	$ 700,000	$1,400,000
Mr. Shivram	$1,825,000	$1,825,000	$3,650,000
Mr. Ruscev	$1,800,000	$1,800,000	$3,600,000

(a) In April 2017, Mr. McCollum was granted a long-term equity incentive award of $6,000,000, consisting of 50% RSUs and 50% PSUs, each vesting in three equal annual installments. In April 2017, Mr. McCollum was also granted a one-time inducement award of $3,000,000 consisting entirely of RSUs, vesting 25% on the first and second anniversaries of the grant date and 50% on the third anniversary of the grant date. This inducement award was given in light of value forfeited at his previous employer.

(b) In August 2017, Mr. Blanchard was granted an inducement award of $2,800,000 consisting of 75% RSUs and 25% PSUs, each vesting in three equal annual installments.

(c) Due to our suspension of our Executive Deferred Compensation Stock Ownership Plan ("EDC") in 2008, and in order to continue to encourage equity ownership as well as to compensate participants for the loss of this benefit, we previously granted participants in the EDC, including Mr. Mills, quarterly grants of shares in an amount to approximate the benefits participants would have received had we not suspended the plan. Mr. Mills had one final grant of 2,255 shares valued at $13,259 for fiscal year 2016 that was made for administrative convenience in January of 2017 and is reflected in the table entitled "Grants of Plan-Based Awards" in 2017 and in the 2017 Summary Compensation Table. No other grants were made in 2017.

(d) These values were used to calculate a number of units awarded based on the closing share price on the date of grant and may not correlate to the value presented in our 2017 Summary Compensation Table. The values of PSUs reflected in the Summary Compensation Table are based on a statistical option-value pricing model known as "Monte Carlo Valuation," which is used for accounting purposes. We encourage you to review the 2017 Summary Compensation Table and the subsequent tables.

Vesting. Other than as described in the notes above, the RSUs vest over three years, with 1/3 of the awarded RSUs vesting each year. The PSUs vest over three years, with 1/3 of the awarded number of units vesting (or if the baseline performance goal is not met, being forfeited) each year.

With respect to the PSUs, the Committee believes that providing for vesting based on three one-year performance periods versus a three-year performance period best incentivizes executives over the long term, as only 1/3 of each grant vests in any given year. Additionally, each year's vesting of PSUs is calculated independently so that under-performance in any one year is not offset by over-performance in any other year. In 2018, awards were changed to have a three-year cliff vesting.

The PSUs will be settled in ordinary shares issued under our 2010 Omnibus Incentive Plan, with the actual number of shares to be issued based on a multiple of each executive's targeted number of PSUs. At each vesting date, the number of shares to be issued will be based on the average of the closing share prices as of each trading day in December of each calendar year 2017, 2018 and 2019. The following table shows how the level of vesting will be calculated. The baseline share price or "BSP" is $5.22, which was the average of the closing share prices as of each trading day in December 2016.

		Average Company Share Price ($ per share) each trading day of December in the calendar year ending(b):		
Performance Goal	Conversion Percentage(a)	2017	2018	2019
Less than BSP ($5.22)	0%	<BSP	<BSP	<BSP
10% increase in Share Price	0% to 50%	≥BSP and <1.10 * BSP	≥BSP and <1.21 * BSP	≥BSP and <1.33 * BSP
15% increase in Share Price	50% to 100%	≥1.10 * BSP and <1.15 * BSP	≥1.21 * BSP and <1.32 * BSP	≥1.33 ≥BSP and <1.52 * BSP
20% increase in Share Price	100% to 200%	≥1.15 * BSP and <1.20 * BSP	≥1.32 * BSP and <1.44 * BSP	≥1.52 ≥BSP and <1.73 * BSP

(a) Will be interpolated linearly for intermediate results within the share price range shown, up to a maximum of 200%.

(b) Multiplier shown to the nearest hundredth. The actual Company share price set forth in the award agreements will govern.

For the 2017 grants, if the Company's closing share price during each trading day of December of each calendar year 2017, 2018 and 2019 does not average above $5.22, then the PSUs vest at zero and provide no value to the NEOs, a situation which occurred in 2014, 2015, 2016 and 2017.

When setting the applicable share prices used in the performance goals set forth above, the Committee considered the Company's one-year price targets (as published by various third-party analysts), the cyclical nature of the oil and gas industry, current depressed stock prices in the industry, the volatility of the Company's share price, and the expected timeline for improvement of the Company's financial and operational performance.

The Committee continues to believe that linking the results of these long-term incentive awards to the Company's share price is appropriate, as this approach aligns the financial interests of the NEOs with those of the Company's shareholders.

PERQUISITES

We provide our NEOs with limited perquisites and other personal benefits that we believe are reasonable and consistent with the practices of our peer group. Perquisites made available to our NEOs include an annual car allowance or the use of a company car and the payment of club dues. The amounts of these perquisites are shown in the 2017 Summary Compensation Table and the related footnotes. In April 2018, we will discontinue the car allowance for all executive officers.

EXPATRIATE BENEFITS

For our NEOs who are assigned to an international location outside of their home country or country of primary residence, we provide reasonable and customary expatriate benefits, including relocation expenses, housing allowance and educational expenses for dependent children. The types and values of perquisites for each NEO are shown in the 2017 Summary Compensation Table and notes to that table.

We also provide NEOs who are on international assignment a benefit designed to absorb the additional tax burden resulting from their assignment. We believe these benefits are standard in our industry and generally apply to non-management expatriate employees as well. We believe the level of tax benefit provided is reasonable and not excessive. Further, we believe the cost to the Company of providing this benefit is reasonable in light of the benefits we receive in having our officers assigned outside their home country.

The tax policy provided to NEOs assigned to Switzerland receiving expatriate benefits, i.e., only Mr. Bausch, follows a hypothetical tax model in which 30% of his base salary and 35% for all other incentive compensation is deducted from his salary, bonus and equity income, with no deductions and no exemptions. The fixed hypothetical tax withholding is intended to be commensurate with a typical executive's effective home country tax rate and applies irrespective of whether the executives incur actual home country tax. Weatherford, in turn, pays income and social taxes on behalf of the executive to the extent required on company related income. NEOs are responsible for home country and Swiss tax on their personal income. Many companies use a "tax equalization" method, in which the expatriate's taxes are calculated based on what they would be in his or her home country if he or she were not on an international assignment, and the Company reimburses the expatriate for all taxes above that amount. However, we believe the hypothetical tax approach reduces the administrative burden and costs associated with management and application of the policy.

SECTION 162(M) OF THE INTERNAL REVENUE CODE

The Committee considers the tax impact of our executive compensation programs. Section 162(m) of the Code, together with the regulations and official guidance promulgated thereunder, imposes a $1 million limitation on the deductibility of compensation paid to certain officers. As a multi-national Irish company (with Swiss tax residency), some of our executive compensation is not a U.S. tax expense, so the deduction limitation under Section 162(m) of the Code generally has a reduced impact on the Company. As part of the recent tax law changes, the exemption from Section 162(m)'s deduction limit for performance-based compensation has been repealed, effective for our 2018 year, such that where section 162(m) is applicable, compensation paid to the NEOs in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. The Committee may take into account the potential application of Section 162(m) of the Code on compensation decisions, and it may approve compensation that may exceed the limitation in order to ensure competitive levels of compensation for our executive officers.

OTHER GENERALLY AVAILABLE BENEFITS AND COMPENSATION

Our NEOs are eligible for additional Company-wide benefits on the same basis as other full-time employees. These include a 401(k) plan or other pension plan depending on their jurisdiction (e.g., Switzerland), as well as health, medical and welfare programs. We also pay life insurance premiums on their behalf. Additionally, our NEOs are entitled to severance benefits under: (i) with respect to Mr. Mills, an Executive Employment Agreement; (ii) with respect to all other current NEOs, a Change in Control Agreement; (iii) with respect to Mr. McCollum, an individually tailored inducement arrangement; and (iii) with respect to all executive officers, excluding Messrs. Mills and McCollum, our general severance guidelines. The Compensation Committee approved general severance guidelines in November 2017 for executive officers who do not have Executive Employment Agreements or other arrangements. These agreements and guidelines are described below.

EXECUTIVE EMPLOYMENT AGREEMENTS

As we ceased entering into employment agreements in 2015, only one of our current NEOs, Mr. Mills, has an employment agreement. We gave notice of non-renewal of this agreement in January of 2018 and Mr. Mills exercised his right to terminate the agreement effective April 15, 2018. Under the terms of his employment agreement, if the Company terminates his employment for any reason other than cause, if he terminates his employment for good reason or if he is terminated as a result of death or disability, Mr. Mills is entitled to receive:

- a lump sum cash payment equal to two times (or one time upon death, disability or if Mr. Mills elects to terminate his employment following the Company's non-renewal of the agreement in January 2018) the sum of the annual base salary received by Mr. Mills as of the date of termination plus the target level annual bonus that would be payable for the fiscal year in which termination occurs;

- any accrued salary, annual incentive cash compensation for the year of termination, subject to actual performance, and vacation pay, pro-rated to the date of termination;

- continuation for two years (or one year upon death, disability or the Company's non-renewal of the agreement) of all dental and health benefits, provided Mr. Mills remains responsible for his monthly employee contribution; and

- reasonable outplacement services upon request for a period of up to six months beginning with the first full month after termination.

We agreed to pay legal fees and expenses reasonably incurred by Mr. Mills in any disputes regarding the Executive Employment Agreement, so long as he undertakes to reimburse the Company for those fees and expenses if the executive acts in bad faith in connection with the dispute. Benefits potentially payable to Mr. Mills under his employment agreement are further described under "Potential Payments upon Termination or Change of Control" beginning on page 42.

Mr. Shivram also had an employment agreement when he departed the Company. The material terms of his agreement were the same as the terms of Mr. Mills' agreement, described above, however, his "applicable multiple" described in the first bullet above was three times versus two times for Mr. Mills.

CHANGE IN CONTROL AGREEMENT

Each of our other current NEOs, Mr. McCollum, Mr. Bausch, Mrs. Ibrahim and Mr. Blanchard, as used in this section, the "executives," are party to a Change in Control Agreement (the "CIC Agreement") with the Company. The benefits provided to the executives in the event of a change of control of the Company are designed to allow them to assess takeover bids objectively and focus solely on the best interests of shareholders. In general, a change of control will occur if (i) another person becomes owner of 30% or more of the combined voting power of our stock, (ii) there is a change in a majority of the members of the then- incumbent Board, or (iii) our shareholders approve a merger with another entity in which our shareholders fail to own more than 50% of the combine voting power of the surviving entity.

The CIC Agreement has a term of two years, subject to automatic renewal for successive two-year periods if a change of control has not occurred, unless the Company provides notice of its intent not to renew the CIC Agreement. Under the terms of the CIC Agreement, if, during the term of the CIC Agreement, employment is terminated by the Company or its successor within six months preceding or at any time following a change of control of the Company, other than for "cause," or by the executive for "good reason," as those terms are defined in the agreement, they are entitled to receive:

- a lump sum cash payment equal to three times the sum of the highest base salary received in the preceding three years and the annual incentive cash compensation averaged over the preceding three years;

- any accrued salary, target annual incentive cash compensation for the year of termination and vacation pay, pro-rated to the date of termination;

- continuation for three years of all dental and health benefits, provided they remain responsible for the monthly employee contribution; and

- reasonable outplacement services upon request for a period of up to six months beginning with the first full month after termination.

Pursuant to the CIC Agreement, the executives are subject to a customary non-solicitation covenant that lasts during the period of employment and for one year thereafter.

Upon a change of control, the executive's equity awards will vest, any applicable forfeiture restrictions will lapse and the multiplier for the PSUs granted after January 1, 2016 will be 2x. We have agreed to pay legal fees and expenses reasonably incurred by the executives in any disputes regarding the change of control, provided that they agree to reimburse for those fees and expenses if they act in bad faith in connection with any dispute. Benefits potentially payable to the executives under CIC Agreements are further described under "Potential Payments upon Termination or Change of Control" beginning on page 42.

EXECUTIVE SEVERANCE GUIDELINES

In November 2017, the Committee determined it was in the best interest of the Company to adopt a framework for severance arrangements for corporate officers, including executive officers without employment contracts or other arrangements. This framework, which we refer to as our executive severance guidelines, is designed to set consistent parameters for corporate officers who are terminated for reasons other than performance or cause and include payments as follows:

- Cash Amount (Salary Based): 12 to 18 months of base salary.

- Cash Amount (EICP/Bonus Based): If terminated in the first half of any fiscal year, none; if terminated in second half of any fiscal year, a pro-rata bonus based on actual achievement may be part of the severance package at the discretion of the CEO.

- Equity Amount: RSUs vesting in the 12 months following termination may be accelerated or cash in lieu may be provided, each at the discretion of the CEO. No action will be taken with respect to PSUs which will be forfeited.

SEVERANCE AND TERMINATION BENEFITS

In the past, the Committee determined that offering severance benefits (which may be payable in the event of a qualifying termination of employment prior to or following a change of control) is beneficial in recruiting and retaining executives and also encourages the retention of our officers during the pendency of a potential change of control transaction or other organizational changes within the Company. Our severance benefits and protections are, and were, intended to provide for payment to the NEOs in the event their employment with the Company is involuntarily terminated without cause (including in case of death or disability) or they resign for good reason and to encourage the NEOs to continue employment in the event of a potential "change of control." The Committee believes that these benefits enhanced shareholder value and aligned our officers' interests with those of our shareholders.

In March 2015, the Board of Directors, on the recommendation of the Compensation Committee, determined that the Company will not enter into employment agreements with future executive officers; as such, only Mr. Mills has an employment agreement, and for which notice of non-renewal was given in January of 2018. In connection with the non-renewal, Mr. Mills has elected to terminate his employment effective April 15, 2018. As described above, each of our other NEOs are party to a CIC Agreement.

Given our Company's policy since 2015 of no new employment agreements, to recruit and retain executives, the Committee approved the following:

- for Mr. McCollum, in the event he is terminated by the Company without "cause" or he leaves for "good reason," each as defined in the CIC Agreements (see above), he will receive cash in an amount equal to two times base salary and his $3 million RSU inducement award (consisting of 548,446 RSUs) will vest;

- for all other NEOs without an employment agreement, application of the severance guidelines described above.

The potential payments that each of our NEOs would have received if a termination of employment had occurred on December 31, 2017, under their respective agreements, arrangements and the executive severance guidelines are set forth under the section entitled "Potential Payments Upon Termination or Change of Control" beginning on page 42.

In connection with the separation of Mr. Shivram, our former interim CEO and former CFO who left the Company March 6, 2017, and was party to a legacy employment agreement, the Company paid Mr. Shivram accrued vacation of $39,664, and an additional amount of $4,500,000 (representing three times the sum of base salary plus annual bonus calculated at a target level), plus interest at 3.5% per annum on amounts delayed from payment under 409A of the Code at $74,438. Mr. Shivram also received supplemental payments as described on page 26. Further, in settlement of long-term equity-based incentive awards, Mr. Shivram received a gross distribution of 731,971 shares of the Company's stock. At the election of Mr. Shivram, shares were withheld to satisfy the minimum tax withholding requirements. The Company agreed to provide Mr. Shivram, upon request, with outplacement services, at a cost of up to $35,000. In addition, Mr. Shivram will receive continued medical and dental coverage for three years from his separation date, provided he makes his monthly employee contribution. All payments and benefits were paid, or will be paid, pursuant to the terms of Mr. Shivram's employment and equity award agreements.

In connection with the separation of Mr. Mario Ruscev, our former Executive Vice President, President-Product Lines and Chief Technology Officer, who left the Company effective August 10, 2017, the Company paid Mr. Ruscev and an additional amount of $1,125,000 and accelerated and vested 179,600 outstanding RSUs. At the election of Mr. Ruscev, shares were withheld to satisfy the minimum tax withholding requirements.

CLAWBACK POLICY

Our Weatherford International Executive Compensation Clawback Policy sets out the terms under which we may seek to recover performance-based compensation from our officers. The purpose of the policy is to enable the Company to recoup performance-based compensation that is paid but it is subsequently determined not to have been earned had such compensation been calculated on the basis of restated financial results, including if the Committee determines that an officer has engaged in fraud, willful misconduct or gross negligence that has caused or contributed to the need for a material restatement of our financial statements. The Company may recoup all annual and long-term incentives with features based on the Company's financial performance, whether paid in cash or equity.

FURTHER CONSIDERATIONS FOR SETTING EXECUTIVE COMPENSATION

OVERSIGHT OF OUR EXECUTIVE COMPENSATION PRACTICES

Our executive compensation program is administered by the Compensation Committee of the Board of Directors. The Committee currently consists of four directors: Mohamed A. Awad, Roxanne J. Decyk, John D. Gass (Chair) and Guillermo Ortiz. Currently, and at all times in 2017, all of the persons serving on the Committee were independent, as defined by the standards of the NYSE, and satisfied the qualification standards of section 162(m) of the Code and Section 16 of the Exchange Act. The members of the Committee draw upon a combination of their respective business experience, other board service and advice from our independent compensation consultant in order to keep themselves abreast of current trends and best practices in the area of executive compensation.

The Committee is responsible for, among other functions, reviewing and approving the total compensation for our NEOs consistent with the philosophy and objectives described above.

COMPENSATION CONSULTANTS AND INDEPENDENCE

As set forth in its charter, which can be found on our website (www.weatherford.com), the Committee has the authority to retain and terminate compensation consultants to provide advice to the Committee. The Committee has retained Meridian to provide information, analyses, and advice regarding executive compensation, as well as independent support and guidance for the Company's compensation practices. The NYSE has adopted guidelines for compensation committees to consider when identifying Committee advisor independence. The Committee reviewed these guidelines and determined that Meridian is an independent consultant, and Meridian does not perform services for the Company other than those related to executive and non-employee director compensation.

Our management communicates with Meridian and provides data to Meridian regarding our executive officers, but does not direct Meridian's activities. Meridian has not performed or provided compensation services in the past to our management.

MARKET ANALYSIS AND PEER GROUP

When considering our compensation practices and levels, the Committee has historically reviewed the compensation practices and levels of a peer group of publicly-traded energy service and exploration and production companies to determine market levels. There are a limited number of companies and potential peers available for us to use in determining an appropriate peer group. Our 2017 peer group was set in 2016 and our revenues were near the 50th percentile of the peer group and our enterprise value was between the 25th and 50th percentile. Peers were selected from the following industries: (1) Equipment & Services/Machinery; (2) Drilling; and (3) Exploration & Production ("E&P"). As in prior years, weight was given to peer companies' (and proposed peer companies') revenues, assets, net income, market capitalization, enterprise value, and total shareholder return for one-, three- and five- year periods.

This peer group was used to develop the market data and benchmarking materials provided to the Compensation Committee to assist with the 2017 compensation decision making process and is set forth below. In connection with the Committee's periodic review of the composition of our peer group to ensure that the companies in the group are relevant for comparative purposes, the peer group was re-evaluated in September 2017 and, in November 2017, the Committee approved the changes to the Company's peer group also as summarized below.



2018 Peer Evaluation by Compensation Committee

2017 PEERS

APA	Apache Corp.
APC	Anadarko Petroleum Corporation
BHI	Baker Hughes, a GE Company *
DOV	Dover Corporation
DVN	Devon Energy Corporation
EOG	EOG Resources, Inc.
ESV	Ensco plc
HAL	Halliburton Company *
HES	Hess Corporation
MRO	Marathon Oil Corporation
NBR	Nabors Industries Ltd.
NOV	National Oilwell Varco, Inc.
NE	Noble Corp plc
RIG	Transocean Ltd.
SLB	Schlumberger Limited *
FTI	TechnipFMC Technologies Inc.

\+ **PEERS ADDED**

CBI	Chicago Bridge & Iron Company N.V.
MDR	McDermott International, Inc.
OII	Oceaneering International, Inc.
PNR	Pentair plc

− **PEERS REMOVED**

APC	Anadarko Petroleum Corporation
DVN	Devon Energy Corporation
EOG	EOG Resources, Inc.
FTI	FMC Technologies, Inc.
SLB	Schlumberger Limited

= **2018 PEER GROUP**

APA	Apache Corp.
BHI	Baker Hughes, a GE Company *
CBI	Chicago Bridge & Iron Company N.V.
DOV	Dover Corporation
ESV	Ensco plc
HAL	Halliburton Company *
HES	Hess Corporation
MRO	Marathon Oil Corporation
MDR	McDermott International, Inc.
NBR	Nabors Industries Ltd.
NOV	National Oilwell Varco, Inc.
NE	Noble Corp plc
OII	Oceaneering International, Inc.
PNR	Pentair plc
RIG	Transocean Ltd.

* Significant peer

Subsequent to 2017 compensation determinations, Baker Hughes was acquired by GE Oil & Gas and FMC Technologies, Inc. merged with Technip plc. The resulting companies are reflected above. In December 2017, McDermott International, Inc. and Chicago Bridge & Iron Company N.V. announced their intention to merge, with an expected closing in the second quarter of 2018.

The peer group set for 2018 compensation decisions and the changes above were determined to be appropriate, and an incremental improvement, as the Committee focused on choosing peers with less of an emphasis on exploration and production (E&P) companies, particularly E&P companies with larger market valuations and/or limited international operations and the removal of certain companies too large to be appropriate comparison points for the Company's current size. Specifically: SLB was removed due to size, DVN, APC and EOG were removed due to size and/or E&P industry considerations and TechnipFMC was removed due to the expected inability to gather future compensation data; CBI PNR, MDR and OII were added to focus on large industrial companies of a reasonable revenue size, with large employee populations and international operations.

While the Compensation Committee relies on the peer group analysis to provide market data and relevant trend information, it does not consider the peer group analysis as a substitute for its collective business judgment.

RISK ANALYSIS OF OUR COMPENSATION PROGRAMS

The Committee reviews our compensation plans and policies to ensure that they do not encourage excessive risk-taking and instead encourage behaviors that support sustainable value creation. In 2017, the Committee, with the assistance of Meridian, reviewed the Company's compensation policies and practices for executive officers, and believes that our compensation programs are not reasonably likely to have a material adverse effect on the Company. We believe the following factors reduce the likelihood of excessive risk-taking:

- the program design provides a balanced mix of cash and equity, annual and long-term incentives, fixed and variable pay, and performance metrics;

- maximum payout levels for annual cash incentives are capped;

- the Committee has downward discretion over incentive program payouts;

- executive officers are subject to share ownership guidelines;

- compliance and ethical behaviors are integral factors considered in all performance assessments; and

- the Company has a clawback policy that covers performance-based compensation, whether paid in cash or equity.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of the date hereof, the Compensation Committee's current members are Mr. Awad, Ms. Decyk, Mr. Gass (Chair) and Dr. Ortiz, all of whom are independent, non-employee directors. None of the current Compensation Committee members has served as an officer or employee of the Company.

EXECUTIVE COMPENSATION TABLES

2017 SUMMARY COMPENSATION TABLE

This table shows the total compensation paid for the years ended December 31, 2017, 2016 and 2015 to our NEOs, including certain former executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(e)(f)	Stock Awards ($)(g)	Non-Equity (Cash) Incentive($)(h)	Other Compensation ($)(i)	Total ($)
Mark A. McCollum							
President and Chief Executive Officer(a)	2017	687,500	–	9,460,693	279,167	31,027	10,458,387
Christoph Bausch							
Executive Vice President and CFO	2017	634,844	–	2,292,891	253,125	629,000	3,809,860
	2016	308,216	–	859,700	–	381,725	1,549,641
Christina M. Ibrahim							
Executive Vice President,	2017	625,000	–	2,183,701	362,500	64,028	3,235,229
General Counsel, Chief	2016	578,125	–	1,825,526	–	23,801	2,427,452
Compliance Officer and	2015	416,667	150,000	1,451,000	534,889	8,920	2,561,476
Corporate Secretary							
Karl Blanchard							
Executive Vice President and Chief Operating Officer(a)	2017	255,208	–	2,545,810	86,290	7,414	2,894,722
Douglas M. Mills							
Vice President and Chief Accounting Officer(b)	2017	400,000	–	1,541,849	149,640	38,659	2,130,148
	2016	323,750	–	1,179,048	–	28,026	1,530,824
	2015	350,000	–	1,244,582	255,938	28,076	1,878,596
Krishna Shivram							
Former President and Chief Executive Officer(c)	2017	137,329	663,889	3,985,264	1,170,184	5,459,542	11,416,208
	2016	693,750	230,434	3,331,579	–	26,643	4,282,406
	2015	750,000	–	3,504,236	637,500	26,838	4,918,574
Mario Ruscev							
Former Executive Vice President, President-Product Lines and Chief Technology Officer(d)	2017	460,227	–	3,930,681	–	1,315,285	5,706,193

(a) Mr. McCollum joined the Company in April 2017; Mr. Blanchard joined the Company in August 2017.

(b) Mr. Mills was not an NEO in 2015; however, his compensation is shown for 2015. He will be departing the Company effective April 15, 2018.

(c) Mr. Shivram, our former President and Interim CEO, departed the Company in March 2017 upon the appointment of Mr. Mark A. McCollum as CEO.

(d) Mr. Ruscev, our former Executive Vice President, President-Product Lines and Chief Technology Officer, departed the Company in August 2017.

(e) Mrs. Ibrahim was given a one-time sign-on cash (make-whole) payment when she joined the Company in 2015 to replace the value of bonuses and unvested equity being forfeited at her previous employer.

(f) Mr. Shivram received a supplemental quarterly cash payment of $400,000 prorated from November 9, 2016 until his departure in March 2017 in connection with his actions as interim CEO. He was also awarded $375,000 for his significant contributions to the Company during his service as interim CEO.

(g) Assumptions used in the calculation of these amounts are included in Note 18 (Share-Based Compensation) to the audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2017. For the PSUs granted during 2017, the value of the award at the grant date, assuming that the highest level of performance conditions will be achieved, are set forth below. For additional information regarding our 2017 grants, please see page 30 of this Proxy Statement.

Executive	Maximum Payout ($)
McCollum	$6,000,000
Bausch	$2,100,000
Ibrahim	$2,000,000
Blanchard	$1,400,000
Mills	$1,400,000
Shivram	$3,650,000
Ruscev	$3,600,000

(h) Each of our NEOs is eligible to participate in our EICP. Details of the payments under the EICP are provided earlier under "Annual Cash Incentive Compensation," of the CD&A section of this Proxy Statement and ranged from 34% to 58% of base salary. Mr. Shivram also received an additional performance bonus for his achievements during his service as interim CEO. In 2016, because the Company did not meet its minimum free cash flow objective, no payout was made to any NEO. Amounts paid for 2015 are described in our previous proxy statements and were paid in 2016, but were earned by each NEO for performance in 2015. Amounts for 2015 denominated in a currency other than USD were converted to USD using the appropriate foreign exchange rate as of the applicable payment dates.

(i) All Other Compensation for 2017 consists of the following:

	Car/Car Allowance ($)	Club Membership Dues ($)	Matching Contributions under 401(k) and Other Contribution Plans ($)(1)	Life Insurance Premiums ($)	Relocation & Geographic Differential ($)	Housing, Schooling and Other ($)	Gross-ups and Net Taxes Paid ($)(2)	Termination Pay ($)(3)
McCollum	7,425	–	8,729	4,798	–	–	10,075	–
Bausch	18,325	–	31,474	1,686	147,336	264,698	165,481	–
Ibrahim	10,800	–	20,095	2,953	–	–	30,180	–
Blanchard	338	–	5,250	1,826	–	–	–	–
Mills	10,800	–	6,502	1,286	–	–	20,071	–
Shivram	1,977	290	–	1,010	–	–	842,163	4,614,102
Ruscev	6,627	–	25,130	4,554	–	–	153,974	1,125,000

(1) Mr. Bausch is a participant in the Weatherford International Swiss Pension Plan. In addition, contributions were made to the Swiss Pension Plan for Mr. McCollum, Mrs. Ibrahim, Mr. Mills and Mr. Ruscev in conjunction with their time spent working in Switzerland. All individuals other than Mr. Bausch are participants in the U.S. 401(k) plan. Amounts shown represent Company contributions to these plans.

(2) Gross-ups and Net Taxes Paid represent the difference between amounts paid on behalf of the executive during the year for social contributions and taxes and amounts withheld from the executive's compensation for hypothetical taxes, if applicable, during the year.

(3) For details of termination pay, see "Severance and Termination Benefits" on page 33 of this Proxy Statement.

GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding plan-based awards granted in 2017 to the NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity (Cash) Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock (#)	Grant Date Fair Value of Share Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mark A. McCollum	April 24(1)	414,247	828,493	1,656,986					
	April 24(4)(5)				274,223	548,446	1,096,892		3,449,725
	April 24(5)							548,446	3,005,484
	April 24(5)							548,446	3,005,484
Christoph Bausch	Jan. 24(1)	312,500	625,000	1,250,000					
	Jan. 24(4)(7)				99,432	198,863	397,726		1,242,894
	Jan. 24(7)							198,863	1,049,997
Christina M. Ibrahim	Jan. 24(1)	312,500	625,000	1,250,000					
	Jan. 24(4)(7)				94,697	189,393	378,786		1,183,706
	Jan. 24(7)							189,393	999,995
Karl Blanchard	Sep. 21(1)	127,534	255,068	510,137					
	Sep. 21(4)(6)				84,541	169,082	338,164		445,812
	Sep. 21(6)							507,246	2,099,998
Douglas M. Mills	Jan. 9(3)							2,255	13,259
	Jan. 24(1)	150,000	300,000	600,000					
	Jan. 24(4)(7)				66,288	132,575	265,150		828,594
	Jan. 24(7)							132,575	699,996
Krishna Shivram	Jan. 24(1)	375,000	750,000	1,500,000					
	Jan. 24(4)				172,822	345,643	691,286		2,160,269
	Jan. 24(7)							345,643	1,824,995
Mario Ruscev	Jan. 24(1)	375,000	750,000	1,500,000					
	Jan. 24(4)(7)				170,455	340,909	681,818		2,130,681
	Jan. 24(7)							340,909	1,800,000

(1) Represents potential payments for the year ended December 31, 2017 under the terms of the EICP. See "Elements of Our Executive Compensation Program—Annual Cash Incentive Compensation" in the CD&A section of this Proxy Statement for more information including specific payments for 2017.

(2) The grant date fair value of each of the awards was based on the Company's closing share price on the date of the grant for RSUs and, for PSUs, a fair value calculated using a Monte Carlo valuation model, in accordance with FASB ASC Topic 718. See Note 18 (Share-Based Compensation) to the audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2017, for details as to the assumptions used to determine the fair value of equity awards. RSUs and PSUs were granted under the terms of the 2010 Omnibus Incentive Plan, as amended.

(3) Due to our suspension of the Executive Deferred Compensation Stock Ownership Plan ("EDC") in 2008, and in order to continue to encourage equity ownership as well as to compensate participants for the loss of this benefit, we previously granted participants in the EDC, including Mr. Mills, quarterly grants of shares in an amount to approximate the benefits participants would have received had we not suspended the plan. We have discontinued further grants for fiscal year 2017, however, this represents a grant of ordinary shares approximating the benefit that would have been received under the EDC in 2016. It was made in January 2017 for administrative convenience.

(4) The amounts shown represent the aggregate threshold, target, and maximum payment levels with respect to the grant of PSUs tied to share price increase over the performance period. The number of shares shown in the "Threshold" column reflects a payout of 50% of the number of PSUs granted. The number of shares shown in the "Target" column reflects a payout of 100% of the number of PSUs granted. The number of shares shown in the "Maximum" column reflects the highest possible payout of 200% of the number of PSUs granted. The number of shares earned will be determined by linear interpolation if the performance goal (i.e., an increase in share price) is higher or lower than threshold, target, or maximum, up to the maximum number of shares shown in the "Maximum" column.

(5) The RSUs granted to Mr. McCollum on April 24, 2017, are comprised of two separate grants of 548,446 RSUs each. The RSUs in the first grant are scheduled to vest as follows: 182,816 RSUs vest on April 24, 2018, 182,815 RSUs vest on April 24, 2019 and 182,815 RSUs vest on April 24, 2020. The RSUs in the second grant vest as follows: 137,112 RSUs vest on each of April 24, 2018 and 2019 and the remaining 274,222 RSUs vest on April 24, 2020. The PSUs granted to Mr. McCollum on April 24, 2017 are scheduled to vest as follows: 182,816 PSUs vest on April 24, 2018, 182,815 PSUs vest on April 24, 2019, and 182,815 vest on April 24, 2020, subject to the attainment of applicable target payment level performance objectives.

(6) The RSUs granted to Mr. Blanchard on September 21, 2017 vest as follows: 169,082 RSUs vest on September 21, 2018, 169,082 RSUs vest on September 21, 2019, and 169,082 RSUs vest on September 21, 2020. The PSUs granted to Mr. Blanchard on September 21, 2017 are scheduled to vest as follows: 56,361 PSUs vest on September 21, 2018, 56,360 PSUs vest on September 21, 2019, and 56,361 PSUs vest on September 21, 2020, subject to the attainment of applicable target payment level performance objectives.

(7) PSUs and RSUs granted on January 24, 2017, vest in equal annual installments over a period of three years. Vesting for PSUs remains subject to the attainment of applicable target payment level performance objectives.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2017

The following table provides information about the number of outstanding equity awards held by our NEOs at December 31, 2017.

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable(#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)(1)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(1)
Mark A. McCollum	–	–	–	548,446(2)	2,287,020		
	–	–	–	548,446(3)	2,287,020		
	–	–	–			274,223(4)	1,143,510
Christoph Bausch	–	–	–	66,666(5)	277,997		
	–	–	–	20,000(6)	83,400		
	–	–	–	198,863(7)	829,259	99,432(8)	414,631
Christina M. Ibrahim	–	–	–	33,333(9)	138,999		
	–	–	–	107,700(10)	449,109		
	–	–	–	189,393(7)	789,769		
	–	–	–			53,850(11)	224,555
	–	–	–			94,697(8)	394,886
Karl Blanchard	–	–	–	507,246(12)	2,115,216		
	–	–	–			84,541(13)	352,536
Douglas M. Mills	–	–	–	14,868(14)	62,000		
	–	–	–	64,620(10)	269,465		
	–	–	–	132,575(7)	552,838		
	–	–	–			10,408(15)	43,401
	–	–	–			32,310(11)	134,733
	–	–	–			66,288(8)	276,421

(1) For PSUs, the number of shares or units reported and the payout value reported are based on achieving the threshold performance level, which is 50% of the PSUs granted.

(2) RSUs vest in equal increments on each of April 24, 2018, 2019 and 2020.

(3) RSUs vest as follows: 25 percent vest on each of April 24, 2018 and 2019 and the remaining 50 percent vest on April 24, 2020.

(4) PSUs are eligible to vest in equal increments on each of April 24, 2018, 2019 and 2020, subject to the attainment of applicable performance objectives. Units vesting on April 24, 2018 did not meet performance objectives and will not vest.

(5) RSUs vest in equal increments on each of June 7, 2018 and 2019.

(6) RSUs vest in equal increments on each of September 8, 2018 and 2019.

(7) RSUs vested/vest in equal increments on each of January 24, 2018, 2019 and 2020.

(8) PSUs were/are eligible to vest in equal increments on each of January 24, 2018, 2019 and 2020. No PSUs vested on January 24, 2018 because performance objectives were not met.

(9) RSUs vest on May 4, 2018.

(10) RSUs vested/vest in equal increments on each of January 18, 2018 and 2019.

(11) PSUs were/are eligible to vest in equal increments on each of January 18, 2018 and 2019, subject to the attainment of applicable performance objectives. No PSUs vested on January 18, 2018 because performance objectives were not met.

(12) RSUs vest in equal increments on each of September 21, 2018, 2019 and 2020.

(13) PSUs are eligible to vest in equal increments on each of September 21, 2018, 2019 and 2020, subject to the attainment of applicable performance objectives. Units vesting on September 21, 2018 did not meet performance objectives and will not vest.

(14) RSUs vested on January 27, 2018.

(15) PSUs were eligible to vest on January 27, 2018. No PSUs vested on January 27, 2018 because performance objectives were not met.

OPTION EXERCISES AND SHARES VESTED IN 2017

The following table provides information about option awards and stock awards that vested, and the value realized on exercise and vesting by our NEOs during 2017.

| | Option Awards | | Share Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized On Exercise ($) | Number of Shares/Units Acquired on Vesting (#) | Value Realized On Vesting ($)(a) |
Name				
Mark A. McCollum	–	–	–	–
Christoph Bausch	–	–	43,334	185,136
Christina M. Ibrahim	–	–	87,184	454,691
Karl Blanchard	–	–	–	–
Douglas M. Mills	–	–	59,688	322,848
Krishna Shivram(b)	–	–	905,564	5,246,951
Mario Ruscev(c)	–	–	179,600	795,628

(a) Calculated by multiplying the number of ordinary shares by the market value of the underlying shares on the date of vesting.

(b) Mr. Shivram left the Company in March 2017. In connection with the termination of his employment with the Company and pursuant to the terms of his employment agreement and award agreements, he received a gross distribution of 731,971 ordinary shares of the Company with respect to RSUs and PSUs.

(c) Mr. Ruscev left the Company in August 2017. In connection with the termination of his employment with the Company he received a gross distribution of 179,600 ordinary shares of the Company with respect to RSUs.

NONQUALIFIED DEFERRED COMPENSATION

We suspended our Executive Deferred Compensation Stock Ownership Plan ("EDC") in 2008 because of uncertainties concerning the application of Code Section 457, and no further benefits have accrued to participants since that time. Following the suspension, in May of 2012 we terminated the EDC. As a result of the termination, participants who had accrued benefits under the EDC prior to December 31, 2004, including Mr. Mills, received a partial distribution of shares in May 2012 in respect of their accrued benefits. All remaining amounts in the EDC were paid in cash to participants still employed with the Company on January 3, 2017, including $37,650 paid to Mr. Mills. Prior to payment, all participants in the EDC were fully vested in their plan balances.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following table lists the compensation and benefits that Weatherford would provide to our current NEOs in various scenarios involving a termination of employment or upon a change of control. Compensation and benefits generally available to salaried employees are not included in the below. As described previously in this Proxy Statement:

- Mr. McCollum has certain severance arrangements and a CIC Agreement;

- Mr. Bausch, Mrs. Ibrahim and Mr. Blanchard have CIC Agreements and would generally be subject to our executive severance guidelines;

- Mr. Mills has an executive employment agreement which expires on June 20, 2018. The Company gave notice of non-renewal in January 2018 and in connection with the non-renewal, Mr. Mills has elected to terminate his employment effective April 15, 2018; and

- Mr. Shivram departed the Company in March 2017 and was paid the amounts due and described below under "Termination without Cause or with Good Reason" and as described under "Other Supplemental Payments" described on page 26.

	Termination / Change of Control Scenarios							
	Retirement, Resignation, or Termination with Cause(1)	Death or Disability(2)		Termination without Cause or with Good Reason			Change of Control without Termination of Employment(4)	Change of Control with Termination of Employment without Cause or with Good Reason(4)
Compensation Elements	All NEOs	All NEOs other than Mr. Mills	Mr. Mills	Mr. McCollum	Mr. Mills(3)	All NEOs excluding McCollum and Mills(5)	All NEOs	All NEOs
Base Salary	Ceases immediately	Ceases immediately(6)	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Continues	Ceases immediately
Cash Severance	None	None	1x (salary plus target annual cash incentive)	2x salary	2x (salary plus target annual cash incentive)(7)	1x to 1.5x salary	None	3x (salary plus target/average annual cash incentive)(8)
Annual Cash Incentive Compensation	Forfeited	Prorated for the year and based on actual performance	Prorated for the year and based on actual performance	Forfeited	Prorated for the year and based on actual performance	Either forfeited (first half of year) or prorated based on actual performance (second half of year)	Immediate cash payment at superior(9)	Immediate cash payment at superior(9)
Restricted Share Units	Forfeited	Awards immediately vest	Awards immediately vest	RSU inducement grant vests	Awards immediately vest	RSUs for next 12 months may vest	Awards immediately vest	Awards immediately vest
Performance Share Units	Forfeited	Awards immediately vest	Awards immediately vest	Forfeited	Awards immediately vest	Forfeited	Awards immediately vest(10)	Awards immediately vest (10)
Health, Welfare and Other Benefits(11)(12)	None	None(6)	1 year continued dental/health coverage; legal fees, upon dispute	None	Outplacement services provided; 2 years continued dental/health coverage; legal fees, upon dispute	None	Continue	Outplacement services provided; 2 or 3 years continued dental/health coverage; legal fees, upon dispute

(1) No special or additional payments are payable to any of the NEOs under an Executive Employment Agreement, CIC Agreement or otherwise in the event of termination of employment by way of retirement, resignation or termination for "cause."

(2) Under Mr. Mills' Executive Employment Agreement, "disability" is defined as the absence of Mr. Mills from his duties on a substantial basis for 120 calendar days as a result of incapacity due to physical or mental illness. If we determine that Mr. Mills is disabled, he has 30 days from the date of our notice of intent to terminate employment by reason of disability to return to full-time performance of his duties. The NEO may terminate his employment for disability if a physician selected by Mr. Mills determines that a disability has occurred. Under the CIC Agreement, "disability" is defined as the NEO's incapacity due to physical or mental illness that causes the absence of the NEO from his duties for six months in accordance with the Company's medical leave policies.

(3) Under Mr. Mills' Executive Employment Agreement, "cause" is defined as the willful and continued failure to substantially perform Mr. Mills' duties with the Company (other than failure resulting from incapacity due to physical or mental illness or anticipated failure after he has provided a notice of termination for good reason) after written demand is made by the Board of Directors, or the willful engagement in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company. "Good reason" generally means the occurrence of any of the following: (i) the assignment to Mr. Mills of any position, authorities, duties or responsibilities that are materially inconsistent with his position, authorities, duties or responsibilities as provided in the Executive Employment

Agreement or any other action that results in a material diminution of the NEO's position, authorities, duties or responsibilities, coupled with the failure to report to a Vice President or more senior officer; (ii) a material breach by the Company of the Executive Employment Agreement; (iii) the Company's giving of notice that the Executive Employment Agreement term will not be extended ("non-renewal")(which was given in January 2018); or (iv) the failure by the Company to require any successor to assume and perform the Executive Employment Agreement between the NEO and the Company. After a change of control or other transaction in which our ordinary shares cease to be publicly traded, "good reason" also will be deemed to exist if the NEO is assigned to any position, authority, duties or responsibilities that are not at the ultimate parent company of the surviving entity.

(4) Under Mr. Mills' Executive Employment Agreement, "change of control" is generally deemed to occur if (i) any person acquires 20% or more of our ordinary shares; (ii) at least two-thirds of the members of the current Board of Directors cease to be directors other than in specified circumstances; (iii) upon the consummation of a merger or similar transaction other than (a) a transaction in which the shareholders beneficially owning the ordinary shares outstanding immediately prior to the transaction represent at least two-thirds of the voting power immediately after the transaction, (b) a transaction in which no person owns 20% or more of the outstanding ordinary shares or voting power of the surviving entity, and (c) a transaction in which at least two-thirds of the members of the Board of Directors of the surviving entity are current members of the Board of Directors at the time the transaction was approved; or (iv) approval or adoption by the Board of Directors or our shareholders of a plan or proposal which could result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the Company's assets or a dissolution of the Company.

Under the CIC Agreement, "change of control" is generally deemed to occur if (i) any person acquires 30% or more of our ordinary shares; (ii) at least a majority of the members of the current Board of Directors cease to be directors other than in specified circumstances; (iii) upon the consummation of a merger or similar transaction other than (a) a transaction in which the shareholders beneficially owning the ordinary shares outstanding immediately prior to the transaction represent at least 50% of the voting power immediately after the transaction, (b) a transaction in which no person owns 30% or more of the outstanding ordinary shares or voting power of the surviving entity, and (c) a transaction in which at least a majority of the members of the Board of Directors of the surviving entity are current members of the Board of Directors at the time the transaction was approved; or (iv) approval or adoption by the Board of Directors or our shareholders of a plan or proposal which could result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the Company's assets or a dissolution of the Company.

There are no additional rights granted to Mr. Mills under his Executive Employment Agreement as a result of a change of control, other than providing, in certain circumstances, the ability to terminate his Executive Employment Agreement in connection with a change of control for good reason. (See footnote 3 above).

(5) Under the executive severance guidelines approved in November 2017, a cash severance of 12 to 18 months of annual base salary may be paid at the discretion of the CEO. If an NEO is terminated in the first half of any fiscal year, no annual cash incentive compensation will be paid. If an NEO is terminated in the second half of any fiscal year, the annual cash incentive compensation will be pro-rated based on actual achievement and may be part of the severance package at the discretion of the CEO. Acceleration and vesting of RSUs originally scheduled to vest within 12 months of the termination date, may vest at the discretion of the CEO and with the prior approval of the Compensation Committee of the Board of Directors.

(6) Under the CIC Agreement, following a change of control and during the term of the agreement, (a) during a period of incapacity, a NEO would continue to receive his or her full salary and all compensation and benefits payable under the terms of the then-current plans until the NEO is terminated by the Company for disability or (b) in the event of death, the NEO's estate would receive his or her full salary and all compensation and benefits payable under the terms of the then-current plans through the date of the NEO's death. (See footnote 2 above for Mr. Mills.)

(7) In the event of non-renewal of an Executive Employment Agreement by the Company, the multiple for calculation of the severance payment is reduced from two to one. As non-renewal notice has been given to Mr. Mills, and he has elected to terminate his employment for good reason, his severance multiple will be 1x upon his departure. Mr. Shivram's multiple for calculation of his severance payment and healthcare coverage upon his departure in March 2017 was 3x.

(8) Under the CIC Agreement, severance would be payable if an NEO's employment is terminated (i) by the Company "without cause" or by the Executive for "good reason" within 6 months preceding or two years following a change of control under certain circumstances. "Cause" means willful and continued failure of the NEO to perform his or her duties or the NEO willfully engaging in illegal conduct or gross misconduct that is harmful to the Company. "Good reason" includes a material reduction in a NEO's authorities, responsibilities, status, compensation or benefits (unless part of a cost reduction initiative) or the failure of any successor company to assume the agreement. Under the Executive Employment Agreement, the NEO's "target" bonus is used for calculation purposes. Under each CIC Agreement, the NEO's average annual bonus for the prior three years is used for calculation purposes. Mr. Mills' multiple under his Executive Employment Agreement is two. The multiple for all other NEOs is three.

(9) Under the Executive Non-Equity Incentive Compensation Plan ("EICP"), upon a change in control an NEO is entitled to an immediate cash payment equal to the maximum award payment, or superior amount. See the description under "Annual Cash Incentive Compensation" on page 26.

(10) The PSUs granted before January 2016 that have not lapsed will accelerate and vest based on the performance measurement period of the 20 NYSE trading days prior to the date of the change in control with a performance multiplier calculated using the volume weighted average price per share during such performance period. The PSUs granted after January 2016 that have not lapsed will accelerate and vest at a multiple of two upon a change of control.

(11) Mr. Bausch is eligible for tax benefits under the Company's tax policy. See "Expatriate Benefits" on page 31.

(12) Under Mr. Mills' Executive Employment Agreement and each CIC Agreement, (i) all dental and health benefits under any plans that are provided to a NEO and his or her family prior to termination would be maintained after termination for a period of one to three years or such longer period as the plans may require, provided the NEO makes his or her required contribution and that such benefits are secondary to any benefits offered by another employer; and (ii) upon request, up to a maximum of $35,000 or for no longer than 6 months, the Company will pay for outplacement services for the NEO, the provider of which would be selected and paid directly by us for a period not extending beyond the last day of the second taxable year following the taxable year in which the NEO's termination occurs. We are required to pay reasonable legal fees and expenses incurred by the NEO in any disputes regarding his or her Executive Employment Agreement or CIC Agreement, so long as the NEO undertakes to reimburse the Company for such amounts paid if the NEO is determined to have acted in bad faith in connection with the dispute.

ESTIMATE OF POTENTIAL PAYMENTS UPON TERMINATION

The table below describes the value of compensation and benefits payable to each NEO upon termination that would exceed the compensation or benefits generally available to salaried employees. Benefits and payments are calculated assuming the triggering event occurred on December 31, 2017. The following includes the various types of circumstances that would trigger payments and benefits under plans, agreements and arrangements currently in effect. Reasonable estimates are provided where appropriate. It is always possible that different arrangements could be negotiated in connection with an actual termination of employment or change of control. No information is provided in this table with regard to potential payments to former employees listed as NEOs in this Proxy Statement if such NEO received payments prior to December 31, 2017; these actual payments are described in this Proxy Statement on page 34. In connection with the non-renewal of Mr. Mills' employment agreement, Mr. Mills has elected to terminate his employment effective April 15, 2018.

Name	Cash Severance ($)(1)(2)	Annual Cash Incentive Compensation ($)(2)	Restricted Share Units - Unvested and Accelerated ($)(3)	Performance Share Units - Unvested and Accelerated ($)(3)	Health, Welfare and Other Benefits ($)	Total ($)(4)
Mark A. McCollum						
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0
Death or Disability	0	279,167	4,574,040	0	0	4,853,207
Termination Without Cause or With Good Reason	2,000,000	0	2,287,020	0	0	4,287,020
Change of Control Without Termination	0	1,656,986	4,574,040	4,574,040	0	10,805,066
Change of Control With Termination	3,000,000	1,656,986	4,574,040	4,574,040	27,792	13,832,858
Christoph Bausch						
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0
Death or Disability	0	253,125	1,190,656	0	0	1,443,781
Termination Without Cause or With Good Reason	625,000	253,125	457,120	0	0	1,335,245
Change of Control Without Termination	0	1,250,000	829,259	1,658,517	0	3,737,776
Change of Control With Termination	1,875,000	1,250,000	829,259	1,658,517	60,540	5,673,316
Christina M. Ibrahim						
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0
Death or Disability	0	362,500	1,377,876	0	0	1,740,376
Termination Without Cause or With Good Reason	625,000	362,500	626,809	0	0	1,614,309
Change of Control Without Termination	0	1,250,000	1,377,876	2,477,756	0	5,105,632
Change of Control With Termination	3,070,313	1,250,000	1,377,876	2,477,756	43,056	8,219,001
Karl Blanchard						
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0
Death or Disability	0	86,290	2,115,216	0	0	2,201,506
Termination Without Cause or With Good Reason	700,000	86,290	705,072	0	0	1,491,362
Change of Control Without Termination	0	510,137	2,115,216	1,410,144	0	4,035,497
Change of Control With Termination	2,100,000	510,137	2,115,216	1,410,144	27,792	6,163,289
Douglas M. Mills						
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0
Death or Disability	700,000	149,640	884,303	0	12,864	1,746,807
Termination Without Cause or With Good Reason	1,400,000	149,640	884,303	0	37,878	2,471,821
Change of Control Without Termination	0	600,000	884,303	1,644,606	0	3,128,909
Change of Control With Termination	1,400,000	600,000	884,303	1,644,606	37,878	4,566,787

(1) A zero (0) indicates either that there is no amount payable to the NEO, or the amount payable is generally available for both the NEOs and all salaried employees.

(2) Under the EICP, (i) upon death or disability annual cash incentive compensation is prorated to the date of the triggering event and based on actual performance and (ii) upon a change in control annual cash incentive compensation is paid at superior. Under our executive severance guidelines, (i) cash severance can be between 12 to 18 months of base salary; for this table, 12 months has been used; (ii) the annual cash incentive compensation is none if terminated in the first half of any fiscal year, and pro-rated based on actual achievement if terminated during the second half of this year; and RSUs vesting in the 12 months following termination may be accelerated or cash in lieu may be provided, each at the discretion of the CEO.

(3) In the event of death, disability, termination without cause or termination with good reason, the RSUs that have not lapsed will accelerate and vest. In the event of death, disability, termination without cause or termination with good reason, the PSUs that have not lapsed will accelerate and vest based on performance during the measurement period. As of December 31, 2017, none of the performance goals were achieved. As a result, no ordinary shares were earned upon vesting of these PSUs based on 2017 performance. In the event of a change in control, the PSUs granted prior to January 2016 that have not lapsed will accelerate and vest based on performance during the measurement period. The PSUs granted after January 2016 that have not lapsed will accelerate and vest at a multiple of two upon a change of control.

(4) Under Mr. Mills' Executive Employment Agreement, we will make required payments (other than the pro-rata bonus payment for the year of termination, which will be paid at the time bonus payments for that year would normally be paid) within 30 days after the date of the participant's section 409A separation from service with the Company. However, if the participant is a section 409A specified employee, these payments will be made on the date that is six months following date of such separation from service with such payments bearing interest at the prime rate per annum as of the date of termination.

2017 CEO PAY RATIO DISCLOSURE

Beginning in fiscal year 2017 and pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to disclose the ratio of the annual total compensation of our CEO to the median annual total compensation of all of our employees, excluding our CEO (the "Pay Ratio Rule").

To identify employees subject to the Pay Ratio Rule, we started with a total employee population of 30,217, including full-time, part-time and seasonal workers of the Company and its consolidated subsidiaries. Employees on unpaid leave of absence were excluded and wages and salaries were annualized for those full time employees that were not employed for the full year 2017. Of these employees, there were 6,632 U.S. employees and 22,393 non-U.S. employees. As permitted by the Pay Ratio Rule, we excluded 1,192 or 3.9%, of our total employees who are non-U.S. employees from the total employee population under the "*de minimis exemption*" exclusion. The excluded countries, along with the number of employees in each country, is as follows:

- Albania – 24
- Austria – 5
- Bahrain – 22
- Bangladesh – 3
- Bolivia – 61
- Brunei – 40
- Bulgaria – 1
- Cameroon – 82
- Chad – 5
- Chile – 87
- Cote D'Ivoire – 1
- Cyprus – 6
- Denmark – 29
- Ecuador – 24
- Equatorial Guinea – 3
- France – 57

- Gabon – 4
- Ghana – 1
- Hungary – 1
- Jordan – 1
- Kenya – 11
- Libya – 6
- Luxembourg – 2
- Morocco – 2
- Mozambique – 20
- Myanmar – 1
- Netherlands – 67
- New Zealand – 15
- Nigeria – 74
- Papua New Guinea – 1
- Peru – 61
- Philippines – 8

- Poland – 15
- Qatar – 20
- Senegal – 1
- Singapore – 71
- South Africa – 6
- Spain – 4
- Switzerland – 40
- Tanzania 1
- Trinidad & Tobago – 60
- Tunisia – 65
- Turkey – 13
- Turkmenistan – 61
- Ukraine – 67
- Uzbekistan – 1
- Vietnam – 38
- Yemen – 4

We used total annual cash compensation as reported in our payroll systems on October 1, 2017 to prepare a listing of the compensation of all employees. Total annual cash compensation included salary (fixed and hourly), overtime pay, bonuses and incentives. From this list, we identified several employees with compensation at the median of the annual total compensation of all employees. The median employee, residing in the same jurisdiction (the United States) as our CEO (in order to approximate the cost of living), was chosen from this group of employees. Once the median employee was chosen based on total annual cash compensation, the value of employee benefits, welfare contributions and equity related compensation were added to derive this employee's total compensation for the 2017 fiscal year. The annual total compensation information of our CEO reflected in the Summary Compensation Table on page 37 does not include certain employee benefits or welfare contributions. These amounts were added to the CEO total annual compensation prior to calculating the ratio. Otherwise, the total compensation of the median employee was calculated in a manner consistent with the CEO's total compensation calculated in the Summary Compensation Table. As Mr. Mark A. McCollum joined the Company in April 2017, his total compensation was annualized for the full year.

For 2017, the total compensation of Mr. McCollum, our President and CEO, was $10,924,685 and the median employee's total annual compensation was $49,630. The resulting ratio of our CEO's pay to our median employee's pay for fiscal year 2017 is 220:1.

OTHER INFORMATION

SHARE OWNERSHIP

SHARES OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

This table shows the number and percentage of ordinary shares beneficially owned by each of our NEOs and each of our directors and all of our executive officers and directors as a group as of March 2, 2018. Each person has sole voting and investment power for the shares shown below, unless otherwise noted.

Name	Amount and Nature of Shares Beneficially Owned			
	Number of Shares Owned	Right to Acquire(1)	Total Shares Beneficially Owned	Percent of Outstanding Shares
Mohamed A. Awad	43,847	–	43,847	*
Christoph Bausch	71,254	–	71,254	*
Karl Blanchard	–	–	–	*
David J. Butters(2)	500,458	–	500,458	*
Roxanne J. Decyk	–	–	–	*
John D. Gass	68,423	–	68,423	*
Christina M. Ibrahim	174,014	–	174,014	*
Emyr Jones Parry	100,397	–	100,397	*
Francis S. Kalman	89,923	–	89,923	*
David S. King	–	–	–	*
William E. Macaulay(3)	1,007,784	–	1,007,784	*
Mark A. McCollum	–	319,928	319,928	*
Douglas M. Mills	113,832	–	113,832	*
Angela A. Minas	–	–	–	*
Robert K. Moses, Jr.(4)	675,048	–	675,048	*
Guillermo Ortiz	111,047	–	111,047	*
Mario Ruscev(5)	260,958	–	260,958	*
Krishna Shivram(6)	803,948	–	803,948	*
All directors and executive officers as a group (18 persons)	4,020,933	319,928	4,340,861	*%

* Less than 1%.

(1) Includes ordinary shares that can be acquired through RSUs that vest on or before, May 1, 2018.

(2) Includes 55,088 shares held by Mr. Butters' wife, over which he has no voting or dispositive power and as to which he disclaims beneficial ownership.

(3) Includes 26,472 shares held by Mr. Macaulay's wife and 15,504 shares held in the name of or in trust for Mr. Macaulay's adult daughters, over which he has no voting or dispositive power and as to all of which he disclaims beneficial ownership.

(4) The number of shares owned by Mr. Moses includes 617,422 shares in a collateral account in a local institution with other securities that are pledged as collateral for a line of credit, primarily for short term working capital needs. In accordance with the Company's insider trading policy, an exception was granted to Mr. Moses to pledge these shares based on the clear demonstration of his financial capacity to repay the loan.

(5) Share ownership information presented for Mr. Ruscev is based corporate records of shares distributed to him in connection with his departure from the Company in August 2017.

(6) Share ownership information presented for Mr. Shivram is based on his last Form 4 dated February 27, 2017,and corporate records of shares distributed to him in connection with his departure from the Company in March 2017.

SHARES OWNED BY CERTAIN BENEFICIAL HOLDERS

This table shows information for each person who may be deemed to beneficially own 5% or more of our outstanding ordinary shares as of March 2, 2018, as contained in filings made by the shareholder with the SEC.

Name and Address of Beneficial Owner	Number of Shares	Percent of Outstanding Shares(1)
ClearBridge Investments, LLC	131,419,398(2)	13.2%
620 8th Avenue		
New York, New York 10018		
Capital World Investors	95,462,627(3)	9.6%
333 South Hope Street		
Los Angeles, California 90071		
CVI Investments, Inc.	84,500,000(4)	8.5%
P.O. Box 309GT		
Ugland House, South Church Street		
George Town, Grand Cayman KY1-1104		
Dodge & Cox	83,005,521(5)	8.4%
555 California Street, 40th Floor		
San Francisco, California 94104		
The Vanguard Group	82,163,758(6)	8.3%
100 Vanguard Blvd.		
Malvern, Pennsylvania 19355		
Harris Associates L.P.	69,103,790(7)	7.0%
111 S. Wacker Drive, Suite 4600.		
Chicago, Illinois 60606		

(1) The percentage indicated is based on 993,680,800 outstanding shares as of March 2, 2018.

(2) The number of shares is based on the Schedule 13G/A dated February 14, 2018 and filed with the SEC by ClearBridge Investments, LLC. According to the filing, (i) the beneficial owner has sole voting power over 126,855,004 shares and sole dispositive power over all shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

(3) The number of shares is based on the Schedule 13G/A dated February 8, 2018 and filed with the SEC by Capital World Investors, a division of Capital Research and Management Company ("CRMC"). CRMC acts as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 and disclaims beneficial ownership of the shares pursuant to Rule 13d-4. According to the filing, (i) the beneficial owner reports sole voting power over 93,480,839 shares and sole dispositive power over all shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

(4) The number of shares is based on the Schedule 13G/A dated February 9, 2018 and jointly filed with the SEC by CVI Investments, Inc. and Heights Capital Management, Inc. According to the filing, (i) the beneficial owner reports sole voting and sole dispositive power over no shares, and (ii) the beneficial owner reports shared voting and dispositive power over all of the shares with Heights Capital Management Inc., the investment manager to CVI Investments, Inc.

(5) The number of shares is based on the Schedule 13G/A dated February 13, 2018 and filed with the SEC by Dodge & Cox. According to the filing, (i) the beneficial reports sole voting power over 80,646,971 shares and sole dispositive power over all shares, and (ii) the beneficial owner reports shared voting and dispositive power over no shares.

(6) The number of shares is based on the Schedule 13G/A dated February 7, 2018 and filed with the SEC by The Vanguard Group. According to the filing, (i) the beneficial owner reports sole voting power over 505,255 shares and sole dispositive power over 81,556,738 shares, and (ii) the beneficial owner reports shared voting power over 174,300 shares and has shared dispositive power over 607,020 of the shares.

(6) The number of shares is based on the Schedule 13G dated February 14, 2018 and filed with the SEC by Harris Associates L.P. According to the filing, (i) the beneficial owner reports sole voting power over 67,855,580 shares and sole dispositive power over all shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

MANDATORY MINIMUM SHARE OWNERSHIP GUIDELINES

The Board believes that it is important to align the interests of management with the interests of our shareholders. In furtherance of this philosophy, the Company has adopted the following mandatory minimum share ownership guidelines. Share ownership includes shares owned directly as well as equity- based awards not yet fully vested and retirement plans (including our 401(k) plan). The minimum guidelines are based on a multiple of base salary or, in the case of directors, annual cash retainer. The guidelines are as follows:

Chief Executive Officer	6x
Other Executive Officers	3x
Directors	5x

A transition period of five years is allowed for new directors and executive officers in order to achieve the ownership amount, provided, however, that holding requirements are expected to be fulfilled through equity grants issued by Weatherford, not through open market transactions.

The Committee has reviewed the share ownership of our executive officers and directors and, subject to the transition periods and limitations described above, determined that other than Sir Emyr Jones Parry and Dr. Ortiz, they meet or exceed these share ownership guidelines. With respect to Sir Emyr Jones Parry and Dr. Ortiz, the Company notes that these directors have historically been in full compliance, however due to the extreme decline in the Company's share price over the energy downturn, these directors are temporarily out of compliance. The Company does not expect, nor do our minimum share ownership guidelines require, additional open market purchases by our directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

All of our executive officers and directors are required to file initial reports of share ownership and reports of changes in ownership with the SEC pursuant to Section 16(a) of the Exchange Act.

We have reviewed these reports, including any amendments, and written representations from the executive officers and directors of the Company. Based on this review, we believe that all 2017 filing requirements were met for each of our directors and executive officers subject to Section 16(a).

INCORPORATION BY REFERENCE

The Audit Committee Report and the Compensation Committee Report contained in this Proxy Statement are not deemed to be soliciting material or filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings we make under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate any of this information by reference. Information contained in or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

PRESENTATION OF IRISH STATUTORY ACCOUNTS

The Company's Irish Statutory Accounts for the fiscal year ended December 31, 2017, including the reports of the directors and Irish statutory auditor thereon, will be presented at the Annual General Meeting, and there will be a review of the Company's affairs. The Company's Irish Statutory Accounts have been approved by the Board of Directors of the Company. There is no requirement under Irish law that such statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting. The Company's Irish Statutory Accounts are available with the Proxy Statement, and the Company's Annual Report at www.weatherfordannualreport.com and in the Investor Relations section of the Company's website at *www.weatherford.com*.

PROPOSALS BY SHAREHOLDERS

Rule 14a-8 under the Exchange Act addresses when a company must include a shareholder's proposal in its Proxy Statement and identify the proposal in its form of proxy when the company holds a meeting of shareholders. Under Rule 14a-8, in order for your proposals to be considered for inclusion in the Proxy Statement and proxy card relating to our 2019 annual general meeting, your proposals must be received by us by November 14, 2018 and must otherwise comply with Rule 14a-8. Any proposal received after such date will be considered untimely.

If you desire to bring a matter before the 2019 annual general meeting and the proposal is submitted outside the process of Rule 14a-8, you may use the procedures set forth in our Articles. Our Articles provide that any shareholders together representing not less than 860,000 shares may request for inclusion of an item on the agenda or a nominee. To be timely for an annual general meeting, a shareholder's notice to the Corporate Secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received by the Corporate Secretary at the address specified below not less than 60 calendar days nor more than 90 calendar days before the first anniversary of the Company's annual general meeting for the prior year; provided, however, that in the event that no annual general meeting was held the previous year or the date of the annual general meeting is not within 30 calendar days before or after such anniversary date, a member's notice in order to be timely must be so received not later than the close of business on the 10th calendar day after the date on which public announcement or other notification to the shareholders of the date of the contemplated annual general meeting is first made by the Company.

In no event will the public announcement of an adjournment or postponement of an annual general meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice. The request must specify the relevant agenda items and motions, together with evidence of the required shareholdings recorded in the share register, as well as any other information that would be required to be included in a Proxy Statement pursuant to the rules of the SEC.

We recommend that any shareholder desiring to make a nomination or submit a proposal for consideration obtain a copy of our Articles. They are available on our website at *www.weatherford.com*, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then "Memorandum and Articles of Association." Shareholders also may obtain a copy of these documents free of charge by submitting a written request to our Corporate Secretary at Weststrasse 1, 6340 Baar, Switzerland.

Any shareholder proposal (including the nomination of any director), whether or not to be included in our proxy materials, must be sent to our Corporate Secretary at the Company's registered office, 70 Sir John Rogerson's Quay, Dublin 2, Ireland.

OTHER BUSINESS

We know of no other business that will be brought before the Annual General Meeting. Under our Articles, shareholders may only bring business before a general meeting if it is requested within the time limits described above in the section entitled "Proposals by Shareholders" or if it is otherwise provided under Irish law or our Articles. If any other matters are properly presented, the persons named on the proxy card will vote the shares represented by proxies as they deem advisable.

HOUSEHOLDING

The SEC permits a single Proxy Statement to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more shareholders reside, you will likely be receiving only one Proxy Statement or one Notice of Internet Availability unless any shareholder at that address has given the broker contrary instructions. However, if any such beneficial shareholder residing at such an address wishes to receive a separate Proxy Statement or Notice of Internet Availability in the future, or if any such beneficial shareholder that elected to continue to receive separate Proxy Statement or Notice of Internet Availability wishes to receive a single Proxy Statement or Notice of Internet Availability in the future, that shareholder should contact their broker or send a request to our U.S. Investor Relations Department at 2000 St. James Place, Houston, Texas 77056. Telephone requests may be directed to +1 (713) 836-4000. We will deliver, promptly upon written or oral request to our U.S. Investor Relations Department, a separate copy of this Proxy Statement or Notice of Internet Availability to a beneficial shareholder at a shared address to which a single copy of the documents was delivered.

ADDITIONAL INFORMATION AVAILABLE

The 2017 Annual Report on Form 10-K and the audited consolidated financial statements of Weatherford for the year ended December 31, 2017 and accompanying directors' auditor's reports have been filed with the SEC. Complete copies of these materials are available on our website at *www.weatherford.com*. Any record shareholder may also obtain a copy of these documents free of charge by contacting our U.S. Investor Relations Department in writing at 2000 St. James Place, Houston, Texas 77056 or by telephone at +1 (713) 836-4000. Copies of any exhibits to Weatherford Annual Report on Form 10-K also are available upon written request subject to a charge for copying and mailing. If you have any other questions about us, please contact our U.S. Investor Relations Department at the address or phone number above or visit our website.

March 13, 2018

By Order of the Board of Directors

Christina M. Ibrahim
Executive Vice President, General Counsel,
Chief Compliance Officer and Corporate Secretary



Photo: 713 Photography

WEATHERFORD RECOGNIZED
FOR INDUSTRY-LEADING TECHNOLOGIES

In 2017, we defined our values and sharpened our focus on the most essential aspects of Weatherford. Among those key attributes is our inspiration and drive to create technologies that deliver exceptional value to our customers. Our strong commitment to technology innovation is reflected in the awards and recognitions we won during the year.

- At the 2017 Offshore Technology Conference, we received a Spotlight on New Technology Award for our **AutoFrac® RFID-enabled stimulation system**, which enables efficient stimulation in openhole sections of extended-reach offshore wells where traditional technologies have often failed to provide adequate reliability. The AutoFrac system is just one of the technologies in our portfolio of innovative drilling and completion tools that leverage radio-frequency identification.

- We also earned top honors in two categories at the 2017 World Oil Awards. **The Raptor™ 2.0 cased-hole evaluation system**, which detects bypassed reserves behind the casing, was named Best Production Technology for its capacity to help operators recover more hydrocarbons from existing wells. In the category of Best Well Integrity Technology, the **Endura® dual-string section mill** was recognized for its ability to create a stable and verifiable rock-to-rock barrier during plug and abandonment operations, thereby enhancing the integrity of the wellbore at the end of its productive life.



OUR MISSION

Weatherford delivers innovative technologies and services designed to meet the world's current and future needs in a safe, ethical, and sustainable manner. Grounded by our core values and inspired by our world-class people, we are committed to being a trusted business partner to those we serve.

OUR CORE VALUES

ETHICS AND
INTEGRITY

DISCIPLINE AND
ACCOUNTABILITY

FLAWLESS
EXECUTION

COLLABORATION
AND PARTNERSHIP

INNOVATION
AND TECHNOLOGY
LEADERSHIP

COMMITMENT TO
SUSTAINABILITY